UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

TRIPLE-S MANAGEMENT CORPORATION
(Exact name of registrant as specified in its charter)

PUERTO RICO	66-0555678

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1441 F.D. Roosevelt Avenue San Juan, Puerto Rico	00920

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code   (787) 749-4949

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $40.00 Par Value

(Title of class)

Item 1. Business

GENERAL DESCRIPTION OF BUSINESS AND RECENT DEVELOPMENTS

         Triple-S Management Corporation (TSM) is incorporated under the laws of the Commonwealth of Puerto Rico. It is the holding company of several entities, through which it offers a wide range of insurance products and services. These products and services are offered through the following TSM’s subsidiaries:

•	Triple-S, Inc. (TSI), a health insurance company serving two major segments: the Commercial Program and the Commonwealth of Puerto Rico Healthcare Reform Program (the Healthcare Reform) of the Commonwealth of Puerto Rico

•	Seguros Triple-S, Inc. (STS), a property and casualty insurance company

•	Seguros de Vida Triple-S, Inc. (SVTS), a life and disability insurance and annuity products company.

         TSM’s insurance subsidiaries, as well as other insurers doing business in Puerto Rico, are subject to the regulations and supervision of the Office of the Commissioner of Insurance of the Commonwealth of Puerto Rico (the Commissioner of Insurance). The regulation and supervision of the Commissioner of Insurance consist primarily of: the approval of policy forms and rates, when applicable, the standards of solvency that must be met and maintained by insurers and their agents, and the nature of and limitations on investments, deposits of securities for the benefit of policyholders, methods of accounting, periodic examinations and the form and content of reports of financial condition required to be filed, among others. In general, such regulations are for the protection of policyholders rather than security holders.

         In addition to the insurance subsidiaries mentioned above, TSM has the following subsidiaries: Interactive Systems, Inc. (ISI) and Triple-C, Inc. (TCI). ISI provides data processing services to Triple-S Management Corporation and its subsidiaries (the Corporation). Effective October 1, 2001, TCI was activated and commenced operations as part of a strategic positioning in the health industry to take advantage of new market opportunities. It is currently engaged as the third-party administrator in the administration of the Healthcare Reform. The Healthcare Reform business was administered through a division of TSI until September 30, 2001. It also provides healthcare advisory services to TSI and other health-related services.

         TSM started to do business as the holding company on January 4, 1999, the effective date of the corporate reorganization described below. Before the reorganization (as defined herein), Triple-S, Inc. (SSS), a health insurance company, was the parent company of most of the subsidiaries previously described.

         Effective January 4, 1999, SSS and its subsidiaries completed a tax-exempt corporate reorganization with the approval of the Department of Treasury and the Commissioner of Insurance

of the Commonwealth of Puerto Rico (the Reorganization). According with the Reorganization, the following transactions occurred:

•	The stockholders of SSS exchanged in the same proportion their common stocks held for common shares of TSM.

•	SSS transferred to TSM its investment in former wholly owned subsidiaries, amounting to $50.2 million. Such balance was comprised of SSS’s capital contribution to its former wholly owned subsidiaries of $9.8 million, as well as the accumulated operating reserves and unrealized gains on securities classified as available-for-sale of the former wholly owned subsidiaries of $35.4 million and $4.9 million, respectively.

•	SSS sold to TSM its real estate at their carrying value of $22.5 million at the date of the Reorganization. No gain or loss was recognized by SSS in relation to this transaction.

•	SSS merged into Triple-S Salud, Inc. (TSI) (a wholly owned subsidiary of TSM) and transferred to TSI its net assets of $139.4 million (excluding its investment in former subsidiaries), that include its accumulated operating reserves of $105 million and unrealized gains on securities classified as available-for-sale of $33.8 million.

•	SSS ceased to exist and TSI changed its legal name to Triple-S, Inc.

         The purpose of the reorganization was to allow the Corporation to participate in activities that may better position it in the health services market without the limitations inherent to an insurance company. Since the new corporation (TSM) is not an insurance company, it is not subject to the limitations of the Puerto Rico Insurance Code. Thus, providing the Corporation increased flexibility to diversify into other lines of business. There were no significant changes in the management of the entities within the Corporation; the President and Chief Executive Officer of TSI was named President and Chief Executive Officer of TSM while retaining the position and responsibilities of the Presidency of TSI.

         The Reorganization was structured as a tax-exempt reorganization under the Puerto Rico Income Tax Code and the Puerto Rico Income Tax Act of 1954, as amended. A favorable determination letter approving the tax-exempt status of this reorganization was obtained from the Puerto Rico Treasury Department, subject to the Corporation’s compliance with certain conditions (see note 15 of audited consolidated financial statements attached as Exhibit 1 (F-6)).

         TSI, although legally incorporated as a for-profit organization, operates as if it were a non-for-profit organization, whose principal purpose is to offer affordable healthcare coverage in the Puerto Rico community. TSI is exempt from Puerto Rico income taxes under a ruling issued by the Department of Treasury of the Commonwealth of Puerto Rico before and after the corporate reorganization described above. This exemption requires TSI to comply with the following significant conditions:

•	TSI, the Company, and the stockholders of the Company, should make annual representations to the Department of Treasury of the Commonwealth of Puerto Rico ratifying the status of TSI operating as a non-profit corporation and the conditions provided by the ruling.

•	TSI must annually ratify to the Department of Treasury that it operated exclusively for the promotion of social welfare in Puerto Rico.

•	TSI’s assets (as defined in the ruling) should be used primarily for purposes related to its health insurance business.

•	Dividends cannot be paid on its common stock.

•	In the event that TSI elects not to continue with this tax exemption or it is revoked by the Secretary of Treasury of the Commonwealth of Puerto Rico, there are two options regarding the possible distribution of the operating reserve. One of the options requires specific distribution to non-profit organizations in the health field and the other may require the payment of taxes. In the event of liquidation of stocks, the Company is entitled to an amount not in excess of the amount paid for the common stock when they were originally issued. Any assets not distributed to the Company will be distributed to non-profit organizations in the health field.

•	Any net income should be used exclusively for:

- Expanding and improving the health insurance services

- Contributions to promote health insurance related activities

- Increasing operating reserve until they reach a balance equivalent to six months of claims expenses.

         At December 31, 2001, 2000, and 1999, TSI was in compliance with the aforementioned requirements.

         TSM is a for-profit organization that operates as a not-for-profit organization by virtue of the affirmative vote of its stockholders. As a result, TSM does not distribute dividends. This resolution could be altered anytime by the affirmative vote of stockholders and thus, dividends could be available for distribution subject to the applicable obligations and responsibilities.

         In the event that stockholders decide to operate as a for-profit organization and the Board decides to pay dividends, the amount of net income (loss) that could be available for distribution would exclude TSI’s net income due to TSI’s tax exempt status obtained through the above mentioned income tax ruling. For purposes of computing the basic earnings per share presented in the consolidated statements of operations and selected financial data, TSM considers the operations of TSI as if TSI operated as a for-profit organization. Under this scenario, in order to determine the net income (loss) that could be available to stockholders, TSM estimates the Puerto Rico income taxes that would have otherwise resulted and deducts it from the results of operations of each year. TSI’s estimate of Puerto Rico income taxes, computed for such purposes, was determined as for an other that life insurance entity, as defined in the Puerto Rico Income Tax Code, as amended. The effective tax rate used was 39% for the three years ended December 31, 2001, 2000, and 1999. No tax effect was considered for the accumulated earnings since the tax grant does not provide any guideline for this event.

         The consolidated net income (loss) per business segment presented in the consolidated operating results of this Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Form 10, for the Health Insurance Commercial Program and Healthcare Reform are not available to stockholders as explained above.

         As part of the Reorganization, TSM acquired another wholly owned subsidiary, FinaPri, Inc., which was engaged in the business of financing insurance premiums. This subsidiary was liquidated effective December 31, 1999.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This form and other publicly available documents may include statements that may constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, among other things: statements concerning financial condition, results of operations and business of the Corporation. These statements are not historical, but instead represent the Corporation’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Corporation’s control. These statements may address, among other things, financial results, strategy for growth, and market position. It is possible that the Corporation’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial conditions indicated in these forward-looking statements. The factors that could cause actual results to differ from those in the forward-looking statements are discussed throughout this form for registration. The Corporation is not under any obligation to update or alter any forward-looking statement (and expressly disclaims any such obligations), whether as a result of new information, future events or otherwise. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, but are not limited to, rising healthcare costs, business conditions and competition in the different insurance segments, government action and other regulatory issues.

PUERTO RICO’S ECONOMY

         During 2001, economic indicators showed a definite slowdown in Puerto Rico’s economy. Gross National Product (GNP) estimates showed a modest growth of 1.7% during 2001, the lowest expansion rate since 1993. The main factor driving this trend in Puerto Rico’s economy was the slowdown and eventual recession experienced in the United States economy. A small decline in government revenues and the resulting decrease in government expenditures also contributed to the decline in growth rate of Puerto Rico’s economic activity. The effect of all of these factors were intensified after the events of September 11, 2001, which led the United States and Puerto Rico’s economies into a recession.

         Even though the United States’ economy entered into a recession in the first quarter of 2001, economists expect it to be short lived; some forecasters say as soon as the first quarter of 2002. Although corporate profits have fallen, consumer spending has remained strong, which is an indication of recovery. It is expected that a mild recovery will follow the recession, with a decrease in inflation and a tightening of monetary policy by the Federal Reserve Bank towards the end of the year. Gross Domestic Product (GDP) is expected to grow at 1.5% in 2002 and some estimates place it even higher. The forecast for 2003 is 3.5%.

         Puerto Rico’s economy, which follows and is an integral part of the United States economy, is also in a period of recession. Thus, it is also expected to recover in 2002. The Puerto Rico Planning Board expects GNP to grow 0.3% in 2002 and 2.7% in 2003. The recovery should commence during the second quarter of 2002 and will be influenced by various factors. Consumer spending should remain strong as companies continue to offer incentives such as zero financing costs for purchases. Strong growth in the pharmaceutical industry, which represents about 42% of GDP in Puerto Rico, will help to strengthen the economy. In addition, strong housing demands coupled with investments in construction for housing and an expected increase in government expenditures should create new jobs and inject funds into the economy.

INSURANCE INDUSTRY

         The insurance industry in Puerto Rico is highly competitive and is comprised of both local and foreign entities. The approval of the Gramm-Leach-Bliley Act of 1999, which applies to Puerto Rico, has opened the insurance market to new competition since financial institutions are permitted to enter into the insurance business. At the moment, several banks in Puerto Rico have established subsidiaries that operate as insurance agencies.

         Natural disasters, which have affected Puerto Rico greatly over the past ten years, have prompted local Government to create property and casualty insurance reserves through legislation in order to provide coverage for catastrophic events. The auto insurance market has also been affected by Government regulation, with the Compulsory Auto Insurance Law. This law requires vehicle owners to maintain a minimum of $3,000 in public liability insurance. Additionally, the healthcare insurance sector has experienced significant changes in the past ten years due to the implementation of the Healthcare Reform Program. This Program provides healthcare coverage to Puerto Rico’s medically indigent population (as defined by the law), estimated at over 1.6 million lives as of December 31, 2001.

         The Corporation is the leader in the insurance industry in Puerto Rico. The Corporation’s health insurance company, TSI, is the leader in the health insurance industry. TSI’s participation in the health insurance industry, considering both the Commercial and Healthcare Reform segments, provide this subsidiary with a market share of approximately 39.3% as of December 31, 2001. The property and casualty and the life insurance subsidiaries also have an important position in their respective markets.

         Almost all of the Corporation’s business is done within Puerto Rico and as such, it is subject to the risks associated with Puerto Rico’s economy and its geographic location.

HEALTH INSURANCE – COMMERCIAL PROGRAM SEGMENT

         The Corporation participates in the commercial health insurance marketplace through its wholly owned subsidiary, TSI. Total premiums in the Commercial Program segment represent 54.9% and 53.8% of consolidated total premiums for the years 2001 and 2000, respectively.

         TSI is a Blue Cross and Blue Shield Association sub-licensee, which allows it to use the Blue Shield brand in Puerto Rico. TSI’s participation in the health insurance industry with the Commercial and Healthcare Reform segments provide this subsidiary with a market share of approximately 39.3% as of December 31, 2001. TSI offers a variety of health insurance products, and is the leader in almost every market sector. Its market share is almost twice as large as its nearest competitor competitor (La Cruz Azul de Puerto Rico, which has a market share of approximately 19.7%) and over three times larger than that of its second nearest competitor (Medical Card System, which has a market share of approximately 12.6%). TSI offers its products to six distinct market segments in Puerto Rico. During 2001, TSI had the following market share within each segment: Corporate Accounts (groups), 43.4%; Healthcare Reform, 34.2%; Federal Employees, 99.6%; Local Government Employees, 18.7%; Individual Accounts, 54.0%; and about 66.3% in the Medicare supplemental segment. Within the Corporate Accounts segment, employer groups may choose various funding options ranging from fully insured to self-funded financial arrangements. While self-funded clients participate in TSI’s networks, the clients bear the claims risk. Through a contract with the United States Office of Personnel Management, TSI provides health benefits to federal employees in Puerto Rico under the Federal Employees Health Benefits Program. In addition, TSI processes an pays claims as carrier for the Medicare – Part B Program in Puerto Rico and the United States Virgin Islands. As a carrier for Medicare-Part B, TSI allocates operating expenses to determine reimbursement due for services rendered in accordance with the contract.

         TSI’s premiums are generated from customers within Puerto Rico. The premiums for this segment are mainly originated through TSI’s internal sales force and a network of brokers and independent agents. For purposes of segment reporting, the Healthcare Reform sector is considered a different segment and is separately analyzed.

         TSI’s business is subject to changing federal and local legal, legislative and regulatory environments. Some of the more significant current issues that may affect TSI’s business include:

•	efforts to expand the tort liability of health plans

•	initiatives to increase healthcare regulation

•	local government initiatives for mandatory benefits.

         Current initiatives to increase healthcare regulation at the federal level include new legislative proposals for “patients’ bill of rights”. Such legislation was passed by the United States Senate in June 2001 and would expand tort liability for health plans and change the practices for deciding medical necessity. In August 2001, the United States House of Representatives passed similar legislation in an effort to resolve differences between the two bills. Given the political process, it is not possible to determine what, if any, federal and local legislation or regulation will ultimately be enacted or what would be the effect on TSI.

         In 2000, the United States Department of Health and Human Services issued two significant regulations as required by the Health Insurance Portability and Accountability Act of 1996 (HIPAA): one of them addresses the standardization of electronic transactions while the other addresses the privacy of individually identifiable health information.

         The final regulation governing security standards for the maintenance and transmission of health information is expected to be effective during 2002. TSI has assessed the effect of the HIPAA regulation on standard transactions on its operations. The original compliance date for this regulation was October 2002, but the President of the United States signed legislation in late 2001 giving covered entities the opportunity, as TSI, to apply for a one-year extension. TSI is already working on the implementation of said regulation and expects to comply with the required dates; however, it plans to file for an extension.

         Given that the HIPAA security regulation has not been finalized and that further changes to the privacy regulation were recently issued, TSI continues evaluating the effect of HIPAA regulations on its operations. Notwithstanding, TSI is moving forward with implementation efforts to comply with current regulations on the required dates.

         The private health insurance market in Puerto Rico experienced a moderate increase in premiums in 2001. Premiums in the private health insurance market increased by 2.5% in 2001 and 8.9% in 2000. The moderate premium growth was the result of the slowdown in Puerto Rico’s economy, particularly in the second half of the year, and from a reduction in the employment of the manufacturing sector due to temporary and permanent plant closings. In the coming years, TSI expects moderate premium growth to take place mostly as the result of a mature health insurance market and moderate increases in total employment. Total employment in Puerto Rico is expected to rise from fiscal year 2001 to 2006 at an average annual rate of 0.86%.

         In recent years, the health insurance market as a whole has been affected by rising healthcare costs, particularly those related to pharmacy benefit costs, new medical technology, the current weak economy and a growing sense of consumerism in health benefits. Rising negative consumer perception about managed care caused many consumers to transfer from Health Maintenance Organization (HMO) type products to companies offering open access and greater choice of healthcare providers. These trends have moved the health insurance industry to adopt strategies that emphasize benefits management (such as defined contribution) from a more restrictive medical management (as pre-authorization of certain procedures).

         The greatest challenge for the health insurance industry is to maintain premiums affordable in a sluggish economy while providing for the yearly increases in healthcare costs. These costs are constantly driven upwards by an aging population, new prescription drugs and advances in medical technology.

         The underwriting results of the segment have been affected by the ever-increasing healthcare costs. To cope with this situation, TSI has established new strategies for pricing of contracts and is implementing several healthcare management programs.

         During the years 1998 and 1999, TSI was subject to higher than expected increases in costs and a decrease in investment income due to interest rate fluctuations. As a result, TSI began implementing premium rate increases. In spite of the increases, TSI has achieved and exceeded projected retention rates. Current retention rates were 95.2% in 2001 and 96.0% in 2000. In addition, TSI has maintained its market share during the last three years.

         TSI has established healthcare management program strategies that seek to control claims costs while striving to fulfill the needs of highly informed and demanding healthcare consumers. Among these strategies are the implementation of disease and case management programs. These programs empower consumers by providing them with education and engaging them in actively maintaining or improving their own health. Early identification of patients and inter-program referrals are the milestones of these programs, which provide for integrated and optimal service. Other strategies include innovative partnerships and business alliances with other entities to provide new products and services such as: a 24-hour telephone based triage and health information service; an employee assistance program (EAP); and, the promotion of evidence-based protocols and patient safety programs among our providers. TSI has also implemented a hospital concurrent review program, whose goal is to monitor the adequacy of high admission rate diagnoses and high cost stays. To stem the rising tide in pharmacy benefit costs, TSI has implemented a three-tier formulary product, which has proved to be very effective, an exclusive provider organization (EPO) and benefits design changes.

         TSI expects to remain competitive in the market in which it operates, particularly the Corporate Groups segment. TSI’s market position and quality of services are considered strong enough to enable it to maintain a stable level of earnings.

HEALTH INSURANCE – HEALTHCARE REFORM SEGMENT

         The Corporation participates in the medically indigent health insurance market through its wholly owned subsidiary TSI. The Health Insurance - Healthcare Reform segment comprises TSI’s participation in the Healthcare Reform. The Healthcare Reform segment premiums represent 39.2% and 40.3% of consolidated total premiums for the years 2001 and 2000, respectively.

         In 1994, the Government of the Commonwealth of Puerto Rico (the Government) privatized the delivery of services to the medically indigent population in Puerto Rico, as defined by the Government, by contracting with private health insurance companies instead of providing health services directly to such population. The Government divided the Island into ten geographical areas. Starting in 1994 it began to shift its role, instead of directly providing healthcare services to Puerto Rico’s medically indigent population through its facilities and medical providers it contracted health insurance companies who in turn contracted private health providers to treat the heath needs of this population. By December 31, 2001, the Healthcare Reform had been fully implemented in each of the ten geographical areas. Each geographical area is awarded to a health insurer doing business in Puerto Rico through a competitive process requesting proposals from the industry.

         The Government has been asking insurers to reduce or, at least, control the increase of Healthcare Reform expenditures, which represent approximately 13.0% of total Government expenditures. Several measures have been undertaken by the Government to control Healthcare Reform costs. Some of these measures include closer and continuous scrutiny of participant’s (members) qualifications and the carve-out of mental health benefits from the policy. Mental health benefits are currently offered to the Healthcare Reform beneficiaries by behavioral healthcare and mental healthcare companies. The Government is considering carving-out additional benefits provided by the insurers.

         All Government Healthcare Reform contracts will expire on June 30, 2002. TSI will submit proposals to renew each of the current contracts and may compete for additional geographical areas. Management expects to maintain at least a similar volume of membership once the Healthcare Reform contracts to service geographical areas are awarded. In case the contract renewal process has not been completed by their expiration date, the contract may be extended by the Government, upon acceptance by TSI, for any subsequent period of time if deemed in the best interest of the beneficiaries and the Government of Puerto Rico. The terms of the contract, including premiums, can be renegotiated when the term of the contracts is extended. The contract for each area is subject to termination in the event of any non-compliance not corrected or cured to the satisfaction of the Government entity overseeing the Healthcare Reform, or in the event that the Government determines there is an insufficiency of funds to finance the Healthcare Reform. This last event will require prior written notice of at least ninety days. As of filing date, management has not received any Healthcare Reform contract cancellation notice from the Government of Puerto Rico. The loss of any or all of the Healthcare Reform contracts would have a material effect on the Corporation’s operating results. This could include the downsizing of certain personnel, the cancellation lease agreements of certain premises and of certain contracts along with the payment of stipulated penalties, if applicable, and severance payments. Also, this will result in a significant decrease in the volume of premiums, claims, and operating expenses.

         As of December 31, 2001, four local insurance companies are participating in the Healthcare Reform. The four insurance companies participating in the Healthcare Reform and their related market share in the sector are the following: TSI (34.2%), La Cruz Azul de Puerto Rico (26.5%), Humana (19.9%) and Medical Card System (19.3%). Once the Healthcare Reform was fully in place, any participating insurance company’s growth in this segment depends on winning a geographical area serviced by another insurance company or through the restructuring of the geographical areas. The health insurance companies that decide to participate in this business compete against each other during the adjudication processes. TSI’s Healthcare Reform segment competing strengths are a highly efficient administrative structure and superior quality of services.

         To provide services to its medically indigent membership, TSI established a managed care program similar to a Health Maintenance Organization (HMO) that integrates both the financing and delivery of services in order to manage the accessibility, cost and quality of care. The established managed care model includes disease and demand management as well as preventive healthcare services. All of these programs and its effective administrative structure have made TSI’s product and pricing structure the most attractive and convenient.

         TSI has established a network of Independent Practice Associations (IPA) to provide service to its Healthcare Reform beneficiaries in the Healthcare Reform areas serviced by TSI. TSI believes it has designed the economic model that best suits the IPAs and the primary care physicians (PCP). The risks covered by the Healthcare Reform policy are divided among those assumed by the IPAs and those retained by the insurer. The IPA receives an amount per capita, and it assumes the costs of services provided and referred by its PCPs, including procedures and in-patient services not related to risks assumed by TSI. As part of its services, TSI retains a portion of the capitation payments to the IPAs as a reserve to provide for incurred, but not reported claims (IBNR) for services rendered by providers other than PCPs. TSI retains the risk associated with services provided to the beneficiaries with special healthcare needs, such as: neonatal, obstetrical, AIDS, cancer, cardiovascular, and dental services, among others. Effective October 1, 2001, mental healthcare services were carved-out by the government and contracted with behavioral healthcare companies. This represented a decrease in monthly premiums income of approximately $3 million.

         As of December 31, 2001, TSI’s Healthcare Reform segment provides coverage to beneficiaries in the following geographical areas: North, Northwest, Metro-North and Southwest (awarded to TSI effective October 1, 2001). TSI administered the West Area until June 30, 2000. These four areas have a total enrollment of approximately 753 thousand beneficiaries, which represent approximately 40.4% of the total eligible beneficiaries of the population. While this percentage may vary from time to time because of changes in the distribution of areas, TSI’s market share in this sector, as a percentage of its total business, has remained relatively stable. As of filing date, management has not received any Healthcare Reform contract cancellation notice from the

Government of Puerto Rico. Healthcare Reform segment premiums represent approximately 41.6% and 42.8% of TSI’s total premiums as of December 31, 2001 and 2000, respectively.

         Healthcare Reform contracts have generally been for twelve-month periods. Premiums need to be determined taking into consideration future costs of services. Since premium levels are determined on a yearly basis and for a significant block of business, TSI is exposed to a significant underwriting risk.

         Effective October 1, 2001, TSI entered into a service agreement with TCI, a previously inactive affiliated organization that operated as a de facto division of TSI, for the administration of the Healthcare Reform segment operations in exchange for a service fee that will cover the operating expenses plus a profit.

         In 2001 the Healthcare Reform segment experienced underwriting income for the first time in three years. During the years 2000 and 1999, the segment experienced underwriting losses as a result of over-utilization of certain services by the enrolled beneficiaries. In 2001 this situation was corrected by increasing the premium rates and by controlling costs through the utilization, demand and quality management programs. The continued use of these claim management programs, as well as continued monitoring of premium rates, will ensure future positive underwriting results of the segment.

PROPERTY AND CASUALTY INSURANCE SEGMENT

         The Corporation participates in the property and casualty insurance market through its wholly owned subsidiary STS. The property and casualty segment premiums represent 4.7% and 4.9% of the consolidated total premiums for the years 2001 and 2000, respectively.

         STS is a multiple line insurer that substantially underwrites all lines of property and casualty insurance. Its predominant lines of business are commercial multiple peril, auto physical damage, auto liability and dwelling. Business is exclusively subscribed in Puerto Rico through approximately twenty general agencies and independent insurance agents and brokers, one of them being its wholly owned subsidiary, Signature Insurance Agency, Inc., which underwrote about 45% and 44.8% of its total premium volume for the years ended December 31, 2001 and 2000, respectively.

         STS is ranked sixth in the property and casualty insurance industry in Puerto Rico, with a market share of approximately 7.8% as of December 31, 2001. Its nearest competitors and their related market share are Royal and Sunalliance Insurance PR, Inc. (9.3%) and Integrand Assurance Co. (7.7%). The market leader in the property and casualty insurance industry in Puerto Rico is the Universal Insurance Group, with a market share of 18.7% as of December 31, 2001.

         The property and casualty insurance market has been affected by the increased costs of reinsurance. The international reinsurance market has been experiencing difficult times and has raised its reinsurance premium rates over the last two years. The World Trade Center incident on September 11, 2001, has, in effect, significantly altered the balance as to negotiating rates, terms and other conditions. The Puerto Rico property and casualty insurance market must pass on these additional costs to its customers, in spite of a recession and an economic slowdown. On the positive side, the industry, for the most part, has begun an effort to increase premium rates.

         Due to its geographical location, the property and casualty insurance operations in Puerto Rico are subject to natural catastrophic activity. Puerto Rico is exposed to two major natural perils (hurricanes and earthquakes), which leads local insurers to rely on the international reinsurance market in order to provide enough capacity. Other issues that have plagued the industry over the years, such as asbestos and pollution, have not affected the segment’s portfolio. STS maintains a comprehensive reinsurance program, which is largely placed through the brokerage market that satisfies industry models, protecting its surplus in the event of a catastrophe and ensuring satisfactory underwriting results.

         In addition to its catastrophic reinsurance coverage, STS is required by the local regulatory authorities to establish and maintain a trust fund (the Trust) to protect STS from its dual exposure to hurricanes and earthquakes. The Trust is intended to be used as the company’s first layer of catastrophe protection. As of December 31, 2001 and 2000, STS had $19.7 million and $18.2 million, respectively, invested in securities deposited in the Trust (see note 17 of the audited consolidated financial statements attached hereto as Exhibit 1 (F-6)).

         Considering the significance of reinsurance in protecting its capital base and ensuring ongoing operations, STS is aware of the need to exercise its best business judgment in the selection and approval of its reinsurers. A comprehensive and sound reinsurance program has been established to provide the level of protection that STS desires. These reinsurance arrangements do not relieve STS from its direct obligations to its insureds. However, STS strongly believes that the credit risk arising from recoverable balances of reinsurance, if any, is immaterial. STS’ policy is to only transact with reinsurers considered to be financially sound.

         The property and casualty insurance market in Puerto Rico is extremely competitive. There are no new sources within the economy providing continued growth; thus, property and casualty insurance companies tend to compete for the same accounts through price and/or more favorable conditions. STS competes by reasonably pricing its products and providing efficient services to producers and agents. The current level of expertise within the segment is also an incentive for professional producers to conduct business with STS.

         As of late 2001, pricing began to affect somewhat the local property and casualty insurance market, but at a lower pace than for its United States of America mainland peers. However, the increase in reinsurance costs affected the property and casualty insurance market in Puerto Rico in the same degree as affected in the United States of America mainland. STS’ prompt reaction to these factors, as well as the continued careful underwriting of property risks, will preserve strong results while accommodating the higher reinsurance costs.

         The property and casualty insurance segment has experienced strong operating results over the past years, and its profitability measures have outperformed industry averages and larger size peers within the local insurance market. Such results have been achieved in spite of unfavorable market conditions, including soft demand, increased competition, a closed marketplace and rising reinsurance costs affecting Puerto Rico over the last few years.

         STS’ commitment to sound underwriting practices, efficient claims reserve monitoring, extensive catastrophe reinsurance programs, and underwriting expense controls, have enabled it to maintain one of the best combined ratios in the local industry. STS, as well as most of its property and casualty peers, uses the loss ratio, the expense ratio and the combined ratio as measures of performance. A controlled business expansion in the commercial market and better underwriting performance of its auto business, evidenced by declining loss ratios, have also contributed to such favorable results. In addition, prudent reinsurance utilization through a sound strategy to control exposures by means of a strict underwriting criteria and protection of retained exposures have also enhanced underwriting results.

LIFE AND DISABILITY INSURANCE SEGMENT

         The Corporation participates in the life and disability insurance marketplace by means of its wholly owned subsidiary SVTS. The life and disability segment premiums represent 1.2% and 1.1% of consolidated total premiums for 2001 and 2000, respectively.

         SVTS offers a wide variety of life, disability and investment products. Among these are: group life insurance, group long and short-term disability, and the administration of individual retirement accounts. Group life insurance represents the bulk of the business. SVTS’ insurance products are mainly offered to consumers in Puerto Rico through its own network of brokers and independent agents.

         SVTS insures more than 1,400 groups, which represent approximately 300 thousand lives. This makes SVTS the second largest provider of group life insurance in Puerto Rico, with a market share of approximately 15% in 2000. The segment’s nearest competitors in the group life insurance market in Puerto Rico and their related market share as of December 31, 2000 are Cooperativa de Seguros de Vida de Puerto Rico (39%) and National Life Insurance Co. (7%). Cooperativa de Seguros de Vida de Puerto Rico is also the leader in the group life insurance market.

         To continue its growth in the life insurance market in Puerto Rico, SVTS plans to introduce new products and services within the group and individual insurance business in the coming years. During the year 2002, SVTS plans to introduce a credit life insurance product and annuities. It also plans to market and sell several individual insurance products, such as cancer, term life, and accident insurance policies. To distribute its individual insurance products, SVTS created a wholly owned subsidiary, Smart Solutions Insurance Agency Corporation, which should begin operations during 2002.

FINANCIAL INFORMATION ABOUT SEGMENTS

         Total revenue (with intersegment premiums/service revenues shown separately), underwriting income or loss, net income or loss and total assets attributable to reportable segments are set forth in note 3 to the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999, which are attached hereto in Exhibit 1 (F-6).

TRADEMARKS

         The Corporation considers its trademark of “Triple-S” and the three “S” very important and material to all segments in which it is engaged. In addition to these, other trademarks used by the subsidiaries that are considered important have been duly registered with applicable authorities. Its is the Corporation’s policy to register all its important and material trademarks in order to protect its rights under applicable corporate and intellectual property laws.

HUMAN RESOURCES AND LABOR MATTERS

         As of March 31, 2002, the Corporation had 1,293 full-time employees and 298 part-time employees. TSI has a collective bargaining agreement with the Unión General de Trabajadores, which represents 366 of TSI’s 740 regular employees. Said collective bargaining agreement expires on July 31, 2006. The Corporation considers its relations with employees to be good.

Item 2. Financial Information
SELECTED FINANCIAL DATA

Triple-S Management Corporation and Subsidiaries
Selected Financial Data

(Dollar amounts in thousands)

	2001	2000	1999	1998 (2)	1997 (2)

STATEMENT OF OPERATIONS DATA

Years ended December 31,

Premiums earned, net	$1,151,173	1,088,163	967,510	807,067	691,460

Amounts attributable to self-funded arrangements	134,374	117,542	105,183	85,065	73,723

Less amounts attributable to claims under self-funded arrangements	(126,295)	(113,248)	(96,441)	(79,500)	(68,900)

Premiums earned, net and fee revenue	1,159,252	1,092,457	976,252	812,632	696,283

Net investment income	25,405	24,338	22,464	22,174	20,446

Net realized investment gains	4,655	6,377	6,690	2,495	365

Net unrealized investment gain (loss) on trading securities	(3,625)	(3,737)	1,807	4,116	(996)

Other income, net	4,709	7,552	276	4,765	4,193

Total revenue	$1,190,396	1,126,987	1,007,489	846,182	720,291

Net income (loss)	$21,715	(1,512)	5,953	20,064	19,034

Basic earnings per share (1):

If the Triple-S, Inc. operated as a for-profit organization	$1.55	(0.07)	(0.27)	1.64	1.69

If the Triple-S, Inc. operated as a not-for-profit organization	$1.05	0.93	0.64	0.74	0.60

BALANCE SHEET DATA

December 31,

Total assets	$656,058	562,153	550,578	582,276	458,611

Loans payable to bank	$55,650	58,040	60,317	—	—

Total stockholders’ equity	$186,028	159,693	159,247	189,587	156,322

(1)	Further details of the calculation of basic earnings per share are set forth in notes 2 and 21 to the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999.

(2)	Financial figures for these years are for TSM predecessor company, SSS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This financial discussion contains an analysis of the consolidated financial position and financial performance as of December 31, 2001 and 2000, and its results of operations for 2001, 2000 and 1999. This analysis should be read in its entirety and in conjunction with the consolidated financial statements, notes and tables included elsewhere in this Form 10. This financial discussion has been prepared pursuant to the rules and regulations adopted by the U.S. Securities and Exchange Commission.

Consolidated Operating Results

         The analysis in this section is included to provide an overall view of certain information, the consolidated statements of operations, and key financial information. Further details of the results of operations of each reportable segment are included in the respective segment’s section.

(dollar amounts in thousands)	2001	2000	1999

Consolidated Total Premiums

Health Insurance-Commercial Program	$636,566	587,614	508,564

Health Insurance-Healthcare Reform	454,923	439,774	410,662

Property and Casualty	54,337	53,493	46,308

Life and Disability	13,426	11,576	10,718

	$1,159,252	1,092,457	976,252

Consolidated Claims Incurred	$1,021,024	990,133	887,724

Consolidated Operating Expenses	140,830	130,135	120,396

Consolidated Underwriting Costs	$1,161,854	1,120,268	1,008,120

Consolidated Underwriting Loss	$(2,602)	(27,811)	(31,868)

Consolidated Loss Ratio	88.1%	90.6%	90.9%

Consolidated Expense Ratio	12.1%	11.9%	12.3%

Consolidated Combined Ratio	100.2%	102.5%	103.3%

Net Investment Income	$25,405	24,338	22,464

Realized Gain on Sale of Securities	4,655	6,377	6,690

Unrealized Gain (Loss) on Trading Securities	(3,625)	(3,737)	1,807

Total Consolidated Net Investment Income	$26,435	26,978	30,961

Consolidated Net Income/(Loss) per business segment

Health Insurance-Commercial Program	$6,776	(3,090)	(11,119)

Health Insurance-Healthcare Reform	4,563	(7,614)	(1,196)

Property and Casualty	6,529	6,282	4,508

Life and Disability	3,366	3,334	1,803

Other	481	(424)	51

	$21,715	(1,512)	(5,953)

General

         The Corporation (on a consolidated basis and for each reportable segment), along with most insurance entities, uses the loss ratio, the expense ratio and the combined ratio as measures of performance. The loss ratio is the claims incurred divided by the premiums earned, net and fee revenue. The expense ratio is the operating expenses divided by the premiums earned, net and fee revenue. The combined ratio is the sum of the loss ratio and the expense ratio. These ratios are relative measurements that describe for every $100 of premiums earned, net and fee revenue, the costs of claims and operating expenses, respectively. The combined ratio represents the total cost per $100 of premium production. A combined ratio below 100 demonstrates underwriting profit; a combined ratio above 100 demonstrates underwriting loss.

Year Ended December 31, 2001 Compared with December 31, 2000

         Consolidated total premiums during 2001 increased by $66.8 million or 6.1% when compared to the consolidated total premiums for 2000. This increase is primarily due to a combination of increased premium rates and an increase in membership of the health insurance segments. Total premiums for the Health Insurance – Commercial Program Segment and the Health Insurance – Healthcare Reform Segment increased by $48.9 million or 8.3% and $15.1 million or 3.4%, respectively. Total premiums for the remaining segments increased by $2.8 million or 4.1%. Refer to the discussion of Operating Results by Business Segment of the Health Insurance – Commercial Program, and Health Insurance – Healthcare Reform.

         During the year 2001 the consolidated claims incurred increased by $30.9 million or 3.1% due to an increase in the volume of business. However, the loss ratio reflects a decrease of 2.5 percentage points when compared to the prior year. This decrease is mostly attributed to the Health Insurance – Commercial Program segment and the Health Insurance – Healthcare Reform segment. The decrease in loss ratio is the result of management’s ability to adjust its pricing strategy to cope with the increase in claims costs and several measures for cost containment. This process commenced during 1999 and the first half of 2000, and its effect impacted the loss ratio during the second half of 2000 and 2001. The consolidated expense ratio has remained similar to that for 2000. Refer to the discussion of Operating Results by Business Segment of the Health Insurance – Commercial Program, and Health Insurance – Healthcare Reform.

         The consolidated net investment income for 2001 increased by $1.1 million or 4.4% when compared to the year 2000. This increase is mostly due to a higher average investment balance during the year 2001, partially offset by a reduction on the average interest yield of the fixed income portfolio.

         The consolidated realized gain on sale of securities of $4.7 million is the result of the sound and timely management of the investment portfolio in accordance with corporate investment policies and from normal portfolio turnover of the trading and available-for-sale securities.

         The unrealized loss on trading securities of $3.6 million was originated by the investments held by the Health Insurance – Commercial and Health Insurance — Healthcare Reform and the property and casualty segments. This unrealized loss is attributed to losses in certain portfolios held by such segments in equity holdings that replicate the Standard & Poors 500 Index (S&P 500 Index). This Index experienced a negative return in 2001 and 2000. These segments plan to continue their long-term strategy of passive management and diversification since historically, performance of these types of investments has outperformed other financial instruments.

Year Ended December 31, 2000 Compared with December 31, 1999

         Consolidated total premiums for the year 2000 increased by $116.2 million or 11.9% when compared to the consolidated total premiums for 1999. This increase is primarily due to the combined effect of increased premium rates and an increase in membership of the health insurance segments, which combined represent over 93.0% of the increase in the consolidated total premiums. Total membership for these segments increased by 0.5% during the year 2000. Total premiums for the Health Insurance — Commercial Program and the Health Insurance - Healthcare Reform segments increased by $79.1 million or 15.5% and $29.1 million or 7.1%, respectively. Total premiums for the remaining segments increased by $8 million or 14.1%.

         During 1999 and in the first half of 2000, the Health Insurance - Commercial Program and the Health Insurance — Healthcare Reform segments went through a negative underwriting cycle. Beginning in 1999, and in effect during 2000 and 2001, both segments revised their pricing, causing an improvement in the consolidated loss ratio for the year 2000. Other measures were established, such as claim cost containment programs and benefit management initiatives. The consolidated expense ratio for 2000 has remained similar to that for 1999.

         The consolidated net investment income for 2000 increased by $1.9 million or 8.3% when compared to the investment income for 1999. This increase is mostly due to a higher average investment balance during 2000, partially offset by a reduction on the average interest yield of the fixed income portfolio during the second half of the year.

         Consolidated realized gain on sale of securities of $6.4 million is the result of the sound and timely management of the investment portfolio in accordance with corporate investment policy and arose from the normal portfolio turnover of the trading and available-for-sale securities.

         The unrealized loss on trading securities of $3.7 million was the result of investments held by the Health Insurance — Commercial Program, the Health Insurance — Healthcare Reform and the property and casualty segments. This unrealized loss is attributed to certain portfolios in equity securities held by such segments that replicate the S&P 500 Index. This Index experienced a negative return in the year 2000. These segments plan to continue their strategy of passive management and diversification, since the historical performance of these types of investments has outperformed other financial instruments and as part of the diversification strategy of the portfolio.

Operating Results by Business Segment

Health Insurance – Commercial Program Operating Results

General

         The Health Insurance — Commercial Program segment’s total revenues are primarily generated from premiums earned for risk-based healthcare services provided to its members, revenues generated from self-funded arrangements, and investment income. Claims incurred include healthcare services and other benefit expenses consisting primarily of payments to physicians, hospital and other service providers. A portion of the claims incurred for each period consists of an actuarial estimate of claims incurred but not reported to the segment during the period. Administrative expenses comprise general, selling, commissions, depreciation, payroll and other related expenses. The segment’s results of operations depend largely on its ability to accurately predict and effectively manage healthcare costs.

         This segment has a well-diversified investment portfolio with good asset quality and a large portion invested in investment-grade, fixed income securities. The segment’s investment portfolio is predominantly held in U.S. Treasury securities, obligations of U.S. government instrumentalities and obligations of state and political subdivisions, which comprise over 40% of the total portfolio value as of December 31, 2001. The remaining investment portfolio consists of an equity securities portfolio that replicates the S&P 500 Index, a corporate bonds portfolio, and investments in strong local stocks of financial institutions. Due to market price appreciation, the segment has a large single issuer equity concentration in Popular, Inc., which is the holding company of Banco Popular de Puerto Rico, the largest local commercial bank in Puerto Rico. As of December 31, 2001 and 2000, the carrying value of the Corporation’s investment in Popular, Inc. amounted to $22.2 million and $24 million, respectively. This investment represents 11.4% for the year 2001 and 9.6% for the year 2000 of the segments’ total investments.

         The Health Insurance – Commercial Program segment operations for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999

Enrollment:

Corporate Accounts	320,577	328,029	314,806

Self-funded Employers	121,626	119,069	108,871

Individual Accounts	80,625	73,322	70,778

Federal Employees	55,704	54,014	52,019

Local Government Employees	43,272	38,695	45,187

Total Enrollment	621,804	613,129	591,661

(dollar amounts in thousands)	2001	2000	1999

Earned Premiums	$628,487	583,320	499,822

Amounts Attributable to Self-funded Arrangements	134,374	117,542	105,183

Less: Amounts Attributable to Claims under Self-funded Arrangements	(126,295)	(113,248)	(96,441)

Earned Premiums and Fee Revenue	$636,566	587,614	508,564

Claims Incurred	$560,809	531,187	463,333

Operating Expenses	83,771	77,990	71,910

Total Underwriting Costs	$644,580	609,177	535,243

Underwriting Loss	$(8,014)	(21,563)	(26,679)

Loss Ratio	88.1%	90.4%	91.1%

Expense Ratio	13.2%	13.3%	14.1%

Combined Ratio	101.3%	103.7%	105.2%

Net Investment Income	$10,428	9,993	8,027

Realized Gain on Sale of Securities	3,643	5,566	5,340

Unrealized Gain (Loss) on Trading Securities	(2,908)	(3,228)	1,857

Total Net Investment Income	$11,163	12,331	15,224

Net Income (Loss)	$6,776	(3,090)	(11,119)

Year Ended December 31, 2001 Compared with December 31, 2000

         Premium revenues for 2001 reflect an increase of $49 million or 8.3% when compared to those for 2000. This increase is the result of the combined effect of increases in premium rates and net increases in enrollment. Due to prior years’ experience and to cope with increases in health services cost, TSI was required to increase premium rates to better reflect expected claims costs. This effort was made gradually as contracts were renewed, and commenced in the last semester of 1999. TSI was able to implement these increases and retain the majority of its accounts because of its products and services, and its position in the health insurance market. The segment continues monitoring premium rates increases, particularly in the rated Corporate Accounts sector. This monitoring will make sure that premium rates reflect the actual claims experience of the groups. Total enrollment increased by 8,675 members or 1.4% during the year 2001. This increase is mostly attributed to the increase in membership observed in the Individual Accounts of 7,303 members or 10.0%. Approximately 81.5% of the total premiums increase is attributed to increases in premium rates, while the remaining 18.5% is attributed to increases in membership.

         Claims incurred increased by $29.6 million or 5.6% when compared to 2000. This increase is due to the net effect of the increase in membership net of a decrease in loss ratio of 2.3 percentage points during the year 2001. The improvement in the loss ratio is the result of better premium pricing and cost containment measures for claims. As a result of the segment’s cost containment initiatives, cost and utilization trends have been maintained at levels consistent with pricing and margin objectives. Due to the various initiatives, average length of hospital stays and emergency room visits continue to exhibit a downward trend. In addition, the implementation of certain pharmacy programs maintained the pharmacy cost trends at single digit numbers during 2001. Refer to item 1 under “Health Insurance Commercial Program Segment”, page 7, for more details.

         The expense ratio for 2001 remained at the same level as the year 2000 levels. The amount of operating expenses increased by $5.8 million or 7.4% for the year 2001. This increase is mostly attributed to increases in normal costs incurred in the acquisition of new business, such as marketing and commission expenses, expenses related to compliance with the federal HIPAA, and in payroll and payroll related expenses.

         The segment’s net investment income increased $435 thousand or 4.4% when compared to the year 2000. This increase is attributed to a higher average investment balance of $5.9 million or 3.3% during the year 2001, partially offset by a reduction in the average interest yield of the fixed income portfolio. Interest yield decreased to 6.6% in 2001 from 6.9% in 2000.

         Net capital gains of $3.6 million resulted from the sound and timely management of the investment portfolios in accordance with corporate investment policy objectives, and from normal portfolio turnover of the trading and available-for-sale securities, amounting to $35.8 million during 2001.

         The unrealized loss on trading securities of $2.9 million was due to certain holdings in equity securities that replicate the S&P 500 Index. This Index experienced a negative return in the year 2001. The segment plans to continue its long-term strategy of passive management and diversification, since historically, these types of investments have outperformed other financial instruments

Year Ended December 31, 2000 Compared with December 31, 1999

         Total premium revenues for the year 2000 reflect an increase of $79.1 million or 15.5% when compared to 1999. This increase is the result of the combined effect of increases in premium rates and net increases in enrollment. Total enrollment increased by 21,468 members or 3.6% during the year 2000. This increase is mostly attributed to increases in membership on the Corporate Accounts and Self-funded Employers sectors, which show a combined increase of almost 5.5%. Approximately 56.9% of the total premiums increase is attributed to increases in premium rates, while the remaining 43.1% is attributed to increases in membership.

         Claims incurred increased by $67.8 million or 14.6% when compared to those in 1999. The loss ratio, however, shows a decrease of approximately 0.7 percentage points for the year 2000. This improvement in loss ratio is the result of better premium pricing and claims cost containment measures. As a result of the segment’s cost containment initiatives, cost and utilization trends have been maintained at levels consistent with pricing and margin objectives. The major contributor to this improvement is the reduction of the pharmacy claims trend factor to less than 4.0% in 2000. The pharmacy claims trend factor for the year 1999 was 16.0%. This reduction reflects the effectiveness of management’s initiatives to control pharmacy costs, such as the three-tier formulary product and pharmacy benefit design changes.

         The expense ratio for 2000 decreased by 0.8 percentage points when compared to 1999. The amount of operating expenses, however, increased by 8.5% to $78 million during the year 2000. This increase is mostly attributed to increases in normal costs incurred in the acquisition of new business, such as marketing and commission expenses, which are directly related to the increase in total premiums, and in payroll and payroll related expenses. The effect of these increases was somewhat mitigated by a decrease of $575 thousand related to consulting fees incurred in 1999 associated to Y2K compliance services.

         The segment’s net investment income increased $2 million or 24.5% when compared to 1999. This increase is attributed to a higher average investment balance of $10.7 million or 6.3% during the year 2000, and an increase in the average interest yield of the fixed income portfolio. Interest yield increased to 6.9% in 2000 from 6.7% in 1999.

         Net capital gains of $5.6 million resulted from the sound and timely management of the investment portfolios in accordance with corporate investment policy objectives and from the normal portfolio turnover of the trading and available-for-sale securities, amounting to $52.7 million during 2000.

         The unrealized loss on trading securities of $3.2 million was due to certain holdings in equity securities that replicate the S&P 500 Index. This Index experienced a negative return in the year 2000.

Health Insurance – Healthcare Reform Program Operating Results

General

         The Health Insurance — Healthcare Reform segment’s total revenues are primarily generated from premiums earned according to the provisions of the Government’s Healthcare Reform contracts and investment income. Claims incurred include health services and other benefit expenses consisting primarily of payments to physicians, hospitals and other service providers. A portion of the claims incurred for each period consists of an actuarial estimate of claims incurred but not reported to the segment during the period. Administrative expenses consist of general, depreciation, payroll and other related expenses. The segment’s results of operations depend largely on its ability to accurately predict and effectively manage healthcare costs.

         TSI has a well-diversified investment portfolio with good asset quality and a large portion invested in investment-grade, fixed income securities. The segment’s investment portfolio is predominantly held in United States Treasury securities, obligations of United States government instrumentalities and obligations of state and political subdivisions, which comprise over 45% of the total portfolio value as of December 31, 2001. The remaining balance of the investment portfolio consists of an equity securities portfolio that replicates the S&P 500 Index, a corporate bonds portfolio, as well as investments in strong local stocks of sound financial institutions.

         The Health Insurance — Reform Program segment operations for the years ended December 31, 2001, 2000 and 1999 were as follows:

(dollar amounts in thousands)	2001	2000	1999

Average Enrollment:

North Area	272,564	277,121	273,229

Northwest Area	165,123	163,609	133,167

Metro-North Area	177,065	169,288	161,222

Southwest Area	37,866	—	—

West Area	—	63,209	121,224

Total Average Enrollment	652,618	673,227	688,842

Earned Premiums	$454,923	439,774	410,662

Claims Incurred	$420,953	420,476	385,420

Operating Expenses	32,646	30,350	30,190

Total Underwriting Costs	$453,599	450,826	415,610

Underwriting Income (Loss)	$1,324	(11,052)	(4,948)

Loss Ratio	92.5%	95.6%	93.9%

Expense Ratio	7.2%	6.9%	7.4%

Combined Ratio	99.7%	102.5%	101.2%

Net Investment Income	$4,547	4,633	5,212

Realized Gain on Sale of Securities	6	252	489

Unrealized Gain (Loss) on Trading Securities	(132)	76	(400)

Total Net Investment Income	$4,421	4,961	5,301

Net Income (Loss)	$4,563	(7,614)	(1,196)

Year Ended December 31, 2001 Compared with December 31, 2000

         Earned premiums for the year 2001 increased by $15.1 million or 3.4% when compared to 2000. This increase is basically the net result of increases in premium rates, decrease in members, and the exclusion of mental health and substance abuse services from the Health Reform insurance policy. The average enrollment decrease of 20,609 members is attributed to the net effect of the loss of the West Area effective July 1, 2000 and the acquisition of the Southwest Area effective October 1, 2001. This decrease in membership represented about $14 million in earned premiums.

The exclusion of the mental health and substance abuse benefits from the coverage of the Healthcare Reform insurance policy represented a decrease of approximately $9 million in earned premiums during 2001. These services will continue to be contracted by the Government with specialized mental health service providers. The total increase experienced in earned premiums is attributed to increased premium rates.

         Claims incurred increased by $477 thousand or 0.1% when compared to the year 2000. The increase is attributed to the growth in capitation payments to IPAs and in the cost of risks assumed by the segment net of the exclusion of mental health services and substance abuse benefits, and the decrease in membership. During 2001, the loss ratio for the Health Insurance — Healthcare Reform segment decreased by 3.1 percentage points when compared to the loss ratio for 2000. This decrease is mainly due to increases in premium rates, particularly in the Metro-North Area, as well as to a reduction in the coverage of the Healthcare Reform policy. Effective September 30, 2001, the Healthcare Reform policy did not cover mental health and substance abuse benefits. The Government now directly assumes the risk for these benefits.

         The expense ratio did not experience a significant fluctuation during the year 2001.

         The segment’s net investment income decreased $86 thousand or 1.9% when compared to the prior year. This decrease is attributed to a reduction in the average interest yield of the fixed income portfolio, mitigated by a slightly higher average investment balance of $238 thousand or 0.3% during the year 2001. Interest yield decreased to 5.7% in 2001 from 6.5% in 2000.

         The unrealized loss on trading securities of $132 thousand was due to certain holdings in equity securities that replicate the S&P 500 Index. This Index experienced a negative return in the year 2001. It is expected that the segment continues its long-term strategy of passive management and diversification, since historically, these types of investments have outperformed other financial instruments and as part of the diversification strategy of the portfolio.

Year Ended December 31, 2000 Compared with December 31, 1999

         Earned premiums for the year 2000 increased by $29.1 million or 7.1% when compared to 1999. The increase in earned premiums, net of a decrease in the average enrollment of 15,615 members, is the result of increases in premium rates. Premium rates were increased in all contracts renewed during the year. The decrease in enrollment is mainly attributed to the non-renewal of the West Area contract effective July 1, 2000.

         During 2000, the loss ratio for the Health Insurance — Healthcare Reform segment increased by 1.7 percentage points when compared to 1999. This increase is due to higher utilization of healthcare services for risks assumed by TSI, mostly in obstetrics and mental health claims.

         The expense ratio did not experience a significant fluctuation during 2000.

         The segment’s net investment income decreased $579 thousand or 11.1% when compared to 1999. This decrease is attributed to the net effect of a lower average investment balance of $1.2 million or 1.6% during the year 2000 and an increase in the average interest yield of the fixed income portfolio. Interest yield increased to 6.5% in 2000 from 6.1% in 1999.

Property and Casualty Insurance Operating Results

General

         The property and casualty insurance segment’s total revenues are primarily generated from net premiums earned and investment income. Claims incurred are composed of losses and loss-adjustment expenses. A portion of the claims incurred for each period consists of an estimate of unreported losses to the segment during the period. Administrative expenses consist of general, commissions, depreciation, payroll and other related expenses.

         STS has a well-diversified investment portfolio with good asset quality and a large portion invested in investment-grade, fixed income securities. The segment’s investment portfolio is predominantly held in U.S. Treasury securities, obligations of U.S. government instrumentalities and obligations of state and political subdivisions, which comprise over 75% of the total portfolio value as of December 31, 2001. The remaining of the investment portfolio consists of an equity securities portfolio that replicates the S&P 500 Index, as well as investments in strong local stocks of financially sound financial institutions. Due to market value increase, the segment has a large single issuer equity concentration in Popular, Inc. As of December 31, 2001 and 2000, the carrying value of the Corporation’s investment in Popular, Inc. amounted to $4.2 million and $4.9 million, respectively. This investment represents 4.2% for the year 2001, and 5.0% for the year 2000 of the segments total investments.

         The property and casualty insurance segment operations for the years ended December 31, 2001, 2000 and 1999 were as follows:

(dollar amounts in thousands)	2001	2000	1999

Premiums Written:

Commercial Multiperil	$41,013	31,082	28,825

Dwelling	18,051	17,046	13,046

Auto Physical Damage	13,961	14,173	13,137

Commercial Auto Liability	8,274	9,348	8,904

Medical Malpractice	5,456	4,067	4,129

All Other	10,061	11,508	9,745

Total Premiums Written	96,816	87,224	77,786

Premiums Ceded	(39,608)	(31,208)	(30,847)

Net Premiums Written	57,208	56,016	46,939

Change in Unearned Premiums	(2,871)	(2,523)	(631)

Net Premiums Earned	$54,337	53,493	46,308

Claims Incurred	$32,348	32,692	31,961

Operating Expenses	22,548	20,569	16,559

Total Underwriting Costs	$54,896	53,261	48,520

Underwriting Income (Loss)	$(559)	232	(2,108)

Loss Ratio	59.5%	61.1%	69.0%

Expense Ratio	41.5%	38.5%	35.8%

Combined Ratio	101.0%	99.6%	104.8%

Net Investment Income	$7,564	6,996	6,308

Realized Gain on Sale of Securities	967	539	861

Unrealized Gain (Loss) on Trading Securities	(585)	(585)	350

Total Net Investment Income	$7,946	6,950	7,519

Net Income	$6,529	6,282	4,508

Year Ended December 31, 2001 Compared with December 31, 2000

         Gross premiums written for 2001 increased by $9.6 million or 11.0% when compared to 2000. This increase is mainly the result of an increase in premiums of the commercial multiple peril line of $9.9 million or 32.0%, which volume has increased due to STS’ efforts to consolidate itself as the island’s leader in the commercial package business, and to an increase in premiums of 34.2% or $1.4 million in the professional liability line. The latter was the result of rate increases of 59.9% for physicians and surgeons and 85.6% for hospitals. These increases were effective April 1, 2001. Over 80% of the increase experienced in premiums written is attributed to increased volume of business and the remaining 20% is attributed to increased premium rates.

         Premiums ceded to reinsurers during 2001 increased by $8.4 million or 26.9% when compared to 2000. This increase is concentrated in catastrophe reinsurance and attributed to recent worldwide catastrophes and the damages caused to the Island by Hurricane Georges in September 1998. In addition, STS’ growth in the commercial property sector caused a proportional increase in aggregates levels needed to be covered by catastrophic and proportional treaties.

         The terrorist attacks in the United States of America of September 11, 2001 had an unprecedented impact in the global insurance industry in terms of both the size of the loss and nature. With an estimated loss of $40 to $60 billion, insurers’ and reinsurers’ capacity and pricing is being adversely affected. Therefore, sharp price increases, new terrorism exclusions and shifting capacity is contemplated. Since Puerto Rico is not a high profile target for terrorist attacks like those of September 11, 2001, the primary impact on the property and casualty insurance industry in Puerto Rico will be the influence of this global condition on the cost and availability of catastrophe coverage. For STS this situation resulted in an increase in catastrophe coverage costs of 44% in the 2002 treaty renewal, which is expected to be recovered through an average increase in property risks rates of approximately 35% and a reduction in acquisition costs.

         During 2001, STS’ loss ratio decreased by 1.6 percentage points, primarily as a result of favorable underwriting results in the auto business, excellent results of underwriting guidelines and premium rate increases of approximately 60% that were effective April 2001. The expense ratio, however, increased by 7.8% as a result of decreasing reinsurance commission income from proportional reinsurance treaties and the effect of a reinsurance portfolio transfer which took place at the beginning of the year 2001. This portfolio transfer is the result of negotiation and renegotiations of such proportional reinsurance treaties.

         The segment’s fixed income portfolio continues to achieve excellent performance results. Net investment income during the year 2001 increased $568 thousand 8.1% when compared to 2000. The continued growth of net investment income is attributed to consistent positive cash flows from operations and strict adherence to the company’s investment practices. The investment yield for the segment decreased to 6.3% in 2001 from 6.6% in 2000.

         Net capital gains of $967 thousand resulted from the sound and timely management of the investment portfolios in accordance with investment policy objectives and from the normal portfolio turnover of the trading and available-for-sale securities, amounting to $5.6 million for the year 2001.

         The unrealized loss of $585 thousand was due to certain equity holdings that replicate the S&P 500 Index. During 2001 said Index experienced a negative return. The segment plans to continue its strategy of passive management and diversification on a long-term basis that has historically affirmed the performance of these types of portfolios over other financial instruments.

Year Ended December 31, 2000 Compared with December 31, 1999

         Gross premiums written for 2000 increased by $9.4 million or 12.1% when compared to 1999. STS’ marketing and underwriting strategy, which concentrated its efforts on commercial risks, resulted in sharp increases in the premium volume from package accounts and commercial auto business. Overall, the increase in premiums written is attributed to increased volume of business.

         During 2000, the effect of worldwide catastrophes and Hurricane Georges in late 1998 brought an increase in catastrophe reinsurance costs of approximately 15%. STS was not materially impacted by these increases in reinsurance rates, since the majority of the reinsurance contracts had been negotiated in 1999 for a two-year deal, locking in moderate rate increases for 2000 while adding much needed stability. All of these factors resulted in a net 1.2% increase in premiums ceded for the year 2000, which impacted the net premiums earned.

         In the year 2000, STS’ combined ratio of 99.6% resulted in the best-combined ratio of the last three years. A combined ratio of 99.6% represents a dramatic improvement of 5.2 percentage points over the combined ratio for the year 1999 (104.8%), a year that was still impacted by the effects of Hurricane Georges. This improvement in the combined ratio is a reflection of STS’ strong operating performance, considering its growth as a multiple line carrier, and that the industry’s five-year combined ratio average was 108.0%. Particularly, good results were observed in the commercial auto lines and the monoline commercial business (dwellings). The operating expense ratio reflects an increase of 2.7 percentage points, mainly due to an increase in commission rates and a reduction in the guarantee fund association recoveries. Recoveries from the local guaranty fund association were stopped due to the full recovery of assessed amounts in early 2000.

         The segment’s fixed income portfolio continues to achieve excellent performance results. Net investment income during the year 2000 increased 10.9% when compared to 1999. The continued growth of net investment income is attributed to consistent positive cash flows from operations and strict adherence to the company’s investment policies. The investment yield for the segment decreased to 6.0% in 2000 from 6.3% in 1999.

         Net capital gains of $539 thousand resulted from the sound and timely management of the investment portfolios in accordance with investment policy objectives and from normal portfolio turnover of the trading and available-for-sale securities, amounting to $5.9 million during the year 2000.

         The unrealized loss of $585 thousand was due to certain equity holdings that replicate the S&P 500 Index. In 2000 said Index experienced its first negative return since 1994.

Life and Disability Insurance Operating Results

General

         The life and disability insurance segment’s total revenues are primarily generated from net premiums earned and investment income. Claims incurred are composed of benefits and claims. A portion of the claims incurred for each period consists of an estimate of unreported claims to the segment during the period. Administrative expenses consist of general, commissions, depreciation, payroll and other related expenses.

         SVTS segment has a well-diversified investment portfolio with good asset quality and a large portion invested in investment-grade, fixed income securities. The segment’s investment portfolio is predominantly held in U.S. Treasury securities, obligations of U.S. government instrumentalities and obligations of state and political subdivisions, which comprise over 80% of the total portfolio value as of December 31, 2001. The remaining investment portfolio consists of investments in strong local stocks from financially sound financial institutions. The segment has a large single issuer equity concentration in Popular, Inc. As of December 31, 2001 and 2000, the carrying value of the Corporation’s investment in Popular, Inc. amounted to $2.2 million and $2.1 million, respectively. This investment represents 5.3% for the year 2001 and 5.8% for the year 2000 of the segment’s total investments.

         The life and disability insurance segment operations for the years ended December 31, 2001, 2000 and 1999 were as follows:

(dollar amounts in thousands)	2001	2000	1999

Earned Premiums	$17,996	15,590	13,696

Earned Premiums Ceded	(5,165)	(4,558)	(3,774)

Net Earned Premiums	12,831	11,032	9,922

Commission Income on Reinsurance	595	544	796

Net Earned Premiums and Commission Income	$13,426	11,576	10,718

Claims Incurred	$6,914	5,778	7,010

Operating Expenses	4,553	3,788	3,183

Total Underwriting Costs	$11,467	9,566	10,193

Underwriting Income	$1,959	2,010	525

Loss Ratio	51.5%	49.9%	65.4%

Expense Ratio	33.9%	32.7%	29.7%

Combined Ratio	85.4%	82.6%	95.1%

Net Investment Income	$2,496	2,502	2,294

Realized Gain on Sale of Securities	34	20	—

Total Net Investment Income	$2,530	2,522	2,294

Net Income	$3,366	3,334	1,803

Year Ended December 31, 2001 Compared with December 31, 2000

         Total earned premiums in 2001 increased by $2.4 million or 15.4% when compared to 2000. This increase in earned premiums is mostly due to an increase in the number of certificates in force in the group life and group disability business totalling 12,702 certificates or 13.1% during the year 2001. Approximately 99% of the increase experienced in the earned premiums are attributed to increased volume of business. The remaining 1% of the increase in earned premiums is attributed to increased premium rates.

         Premiums ceded to reinsurers during the year 2001 increased by $607 thousand or 13.3%. This increase is directly related to the increase in volume of business of the segment. The ratio of premiums ceded to earned premiums during 2001 was consistent with the ratio for 2000. The premiums ceded to earned premiums’ ratio were 28.7% for 2001 and 29.2% for 2000.

         Claims incurred increased by $1.1 million or 19.7% when compared to 2000. The segment’s loss ratio reflects an increase of 1.6 percentage points during the year 2001. This increase is mostly attributed to the net effect of a decrease in claims costs during 2001 and to non-recurring release of incurred but not reported claims reserve of approximately $1 million during the year 2000. This adjustment is the result of a better than expected actual development of the incurred but not reported claims reserve determined in 1999 for a significant new group that commenced coverage during the last quarter of 1999. Management assumed a conservative approach in determining the incurred but not reported claims reserve for this group in 1999, assuming a worst-case scenario in the absence of historical claim trends. During the year 2001 the segment subscribed more disability business than during 2000, also contribute to greater control in the loss ratio for the segment.

         The expense ratio for the year 2001 reflects an increase of 1.2 percentage points when compared to 2000. This increase is the result of increased commission expense attributed to the increase in volume of business observed during the year and to the overall increase in payroll and payroll related expenses.

         Net investment income for the year 2001 was similar when compared to 2000.

Year Ended December 31, 2000 Compared with December 31, 1999

         Earned premiums during 2000 increased by $1.9 million or 13.8% when compared to 1999. This increase in earned premiums is mostly due to an increase in the number of certificates in force in the group life and disability business totalling 4,195 certificates or 4.2% during the year 2000. Approximately 99% of the increase experienced in the earned premiums are attributed to an increase in volume of business. The remaining 1% of the increase in earned premiums is attributed to increases in premium rates.

         Premiums ceded to reinsurers during the year 2000 increased by $784 thousand or 20.8% when compared to the premiums ceded for the year 1999. This increase is the direct result of the increase in the volume of business of the segment. The ratio of premiums ceded to earned premiums during the year 2000 was consistent with the ratio for 1999. This ratio was 29.2% for 2000 and 27.6% for 1999.

         Claims incurred decreased by $1.2 million or 17.6% for 2000 as compared to 1999. This decrease is due to cost containment measures in the disability line of business and to the previously explained non-recurring adjustment to release the incurred but not reported claims reserve recorded in 2000. In addition, during the year 2000, SVTS established a Disability Case Management unit that is dedicated to the identification and prevention of fraud, as well as to cost containment. The result of the efforts of this unit, combined with the fact that during the year 2000 the segment subscribed more disability business than during 1999, contribute to the reduction experienced in claims incurred.

         The expense ratio for the year 2000 reflects an increase of 3.0 percentage points when compared to 1999. This increase is the result of increased commission expenses attributed to the increase in volume of business observed during the year and to the overall increase in payroll and payroll related expenses.

         The life and disability segment net investment income increased by $208 thousand or 9.1% during 2000. The growth in net investment income is primarily attributed to an increased average investment balance due to positive cash flows from operations. Also, the average investment yield for the segment increased during the year 2000 to 6.9% from 6.7% in 1999.

Liquidity and Capital Resources

Cash Flows

         The Corporation maintains good liquidity measures due to the quality of its assets, the predictability of its liabilities, and the duration of its contracts. The liquidity of the Corporation is primarily derived from the operating cash flows of its insurance subsidiaries.

         As of December 31, 2001 and 2000, the Corporation’s cash and cash equivalents amounted to $81 million and $33.6 million, respectively. Sources of funds considered in meeting the objectives of the Corporation’s operations include cash provided from operations, maturities and sales of securities classified within the trading and available-for-sale portfolios, securities sold under repurchase agreements, and issuance of long and short-term debt.

         Net cash flows from operations are expected to sustain operations for the next year and thereafter, as long as the operations continue showing positive results. Also, the Corporation monitors its premium rates and its claims incurred to ascertain proper cash flows and has the ability to increase premium rates through the year in the monthly renewal process.

Cash Flows from Operations

         Most of the cash flows from operating activities are generated from the insurance subsidiaries. The basic components of the cash flows from operations are premium collections, claims payments less reinsurance premiums, and payment of operating expenses.

         Net cash flows provided by (used in) operating activities amounted to $69.4 million, $7.4 million and $(49) million as of December 31, 2001, 2000 and 1999, respectively, an increase of $62 million in 2001 and $56.4 in 2000. This increase in cash flows provided by operating activities is mainly attributed to the net effect of the following: increase in collections of premiums of $65.9 million in 2001 and $107.3 million in 2000, decrease of $12.3 million in 2001 and an increase of $49.3 in 2000 in the amount of claims losses and benefits paid, and an increase of $15.9 million in 2001 and $5.6 million in 2000 in the amount of cash paid to suppliers and employees. The increase in premium collections is the result of the increased volume of business and increased premium rates of the operating segments. The decrease in the amount of claims losses and benefits paid is the result of the establishment of several costs containment measures by operating segments. The amount of cash paid to suppliers and employees increased as a result of additional expenses generated from the acquisition of new business.

         This excess liquidity is available, among other things, to invest in high quality and diversified fixed income securities and, to a lesser degree, to invest in marketable equity securities.

Cash Flows from Investing Activities

         The basic components of the cash flows from investing activities is derived from acquisitions and proceeds from investments in the available-for-sale and held-to-maturity portfolios, and capital expenditures. The Corporation monitors the duration of their investment portfolio and executes its purchases and sales of these investments with the objective of having adequate funds available to satisfy its maturing liabilities.

         Net cash flows used in investing activities amounted to $24.8 million, $7.4 million and $45.7 million as of December 31, 2001, 2000 and 1999, respectively. The cash flows used in investing activities during 2001 and 2000 is mainly due to the investment of the excess cash generated from the operations during the years 2001 and 2000. Total acquisition of investments exceeded the proceeds from investments sold or matured by $18.8 million and $4.8 million during the years 2001 and 2000, respectively.

Cash Flows from Financing Activities

         Net cash flows provided by financing activities amounted to $2.8 million, $5.2 million and $58.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. The decrease in the amount provided by financing activities of $2.4 million during the year 2001 is mainly due to the decrease of the change in outstanding checks in excess of bank balances. The change in outstanding checks in excess of bank balances decreased by $2.8 million during the year 2001. This represents a timing difference between the issuance of checks and the cash balance in the bank account at one point in time. The decrease in the amount provided by financing activities of $53.7 million in 2000 is attributed to the proceeds from the borrowing of two long-term credit agreements with a financial institution during 1999 of $61 million. No additional long-term debt has been borrowed since 1999.

         Another financing activity of the Corporation is the principal repayment of two credit agreements. The credit agreements required principal payments amounting to $2.4 million and $2.3 million during 2001 and 2000, respectively. Scheduled principal repayments during 2002 amount to $2.6 million. Principal repayments are expected to be paid out of the Corporation’s cash flows from operations.

Financing and Financing Capacity

         The Corporation has significant short-term liquidity supporting its businesses. It also has available short-term borrowings from time to time to address timing differences between cash receipts and disbursements. These short-term borrowings are mostly in the form of securities sold under repurchase agreements. As of December 31, 2001, the Corporation had $49 million in available credit on these agreements, although there is no balance due as of that date.

         In addition, during 1999 the Corporation entered into two credit agreements with a commercial bank, FirstBank Puerto Rico. These credit agreements bear interest rates determined by the London Interbank Offered Rate (LIBOR) plus a margin specified by the commercial bank at the time of the agreement. As of December 31, 2001, the two credit agreements have an outstanding balance of $36.7 million and $19.0 million and an average annual interest rate of 6.1% and 5.6%, respectively. During 2001, the Corporation amended the $19.0 million credit agreement to extend its maturity date and to restructure its repayment schedule, which was originally due in August 31, 2001. The amended agreement stipulates repayments of principal amounts of not less than $250 thousand and in integral multiples of $50 thousand. The aggregate principal amounts of this credit agreement, as amended, shall be reduced annually to the amounts on or before the dates described below:

Required Principal
Outstanding
Date	Balance

(amounts in thousands)
August 1, 2002	$18,000

August 1, 2003	16,500

August 1, 2004	15,000

August 1, 2005	13,500

August 1, 2006	12,000

August 1, 2007	—

         These credit agreements contain several restrictive covenants, including, but not limited to, restrictions to incur in additional indebtedness and the granting of certain liens, limitations on acquisitions and limitations on changes in control. As of December 31, 2001, management believes the Corporation is in compliance with these covenants. Failure to meet these covenants may trigger the accelerated payment of the credit agreements’ outstanding balance. Principal repayments on these loans are expected to be paid out of the operating and investment cash flows of the Corporation.

         The Corporation continually monitors existing and alternative financing sources to support its capital and liquidity needs.

Contractual Obligations and Commercial Commitments

         The Corporation’s contractual obligations include loans payable to a bank (refer to the previous section) and operating leases. The Corporation has operating non-cancelable leases for several offices and certain equipment. The maturity schedule of the Corporation’s contractual obligations at December 31, 2001 is as follows:

(Dollar amounts in thousands)
	Total	2002	2003	2004	2005	2006	Thereafter

Loans payable	$55,650	2,640	3,140	3,140	3,140	3,140	40,450

Operating leases	2,800	1,346	1,041	247	101	65	—

	$58,450	3,986	4,181	3,387	3,241	3,205	40,450

         The maturity schedule of the Corporation’s other commercial commitments as of December 31, 2001 is as follows:

(Dollar amounts in thousands)
	Total	2002	2003	2004	2005	2006	Thereafter

Standby Repurchase Obligations	$49,000	49,000	—	—	—	—	—

         As of December 31, 2001, the repurchase obligations to credit facilities remained unused. Such facilities are due on various dates in 2002. Management understands that the Corporation has the ability to extend or renew them at its convenience.

         Other than as noted above, the Corporation does not have any material off-balance sheet arrangements, trading activities involving non-exchange related contracts accounted for at fair value or relationships with persons or entities that derive benefits from a non-independent relationship with the Corporation or the Corporation’s related parties. As of December 31, 2001, the Corporation is not involved in any derivative activity.

Restrictions on Certain Payments by the Corporation

         The Corporation is a for-profit organization that operates as a not-for-profit organization by virtue of the affirmative vote of its stockholders. As a result, the Corporation does not distribute dividends. This resolution could be altered anytime by the affirmative vote of stockholders and thus, dividends could be available for distribution subject to the applicable obligations and responsibilities.

         In the event that the stockholders decide to operate as a for-profit organization and the Board decides to pay dividends, the amount of net income that could be available for distribution would exclude TSI’s net income due to TSI’s not-for-profit status obtained through its income tax ruling. This fact was reaffirmed by a letter issued by the Department of Treasury on July 3, 2001.

         TSI is not allowed to distribute dividends on its common stock. This is due to an income tax administrative ruling issued by the Department of the Treasury of the Commonwealth of Puerto Rico, which grants the subsidiary a total tax exemption from Puerto Rico taxes if it complies with several conditions, one of which prohibits the payment of dividends.

         TSM’s insurance subsidiaries are subject to the regulations of the Commissioner of Insurance of the Commonwealth of Puerto Rico. These regulations, among other things, require insurance companies to maintain certain levels of capital; therefore, restricting the amount of earnings that can be distributed. As of December 31, 2001, the insurance subsidiaries were in compliance with such minimum capital requirements. These regulations are not directly applicable to TSM, as a holding company, since it is not an insurance company. Except for TSI, which has the dividend restriction imposed by the Department of the Treasury’s income tax administrative ruling, the regulations applicable to insurance subsidiaries are not expected to affect their ability to distribute dividends to TSM.

         The credit agreements with a commercial bank restrict the amount of dividends that TSM and its subsidiaries can declare or pay to stockholders. According to the credit agreements, the dividend payment cannot exceed the accumulated retained earnings of the paying entity.

         None of the previously described dividend restrictions are expected to have a significant effect on TSM’s ability to meet its cash obligations.

Solvency Regulation

         To monitor the solvency of the operations, the Blue Cross and Blue Shield Association (BCBSA) requires TSM and TSI to comply with certain specified levels of Risk Based Capital (RBC). RBC is designed to identify weakly capitalized companies by comparing each company’s adjusted surplus to its required surplus (RBC ratio). The RBC ratio reflects the risk profile of insurance companies. At December 31, 2001, both entities had a RBC ratio above the level required by BCBSA.

Other Contingencies

         (1) Litigation — Various litigation claims and assessments against the Corporation have arisen in the course of the Corporation’s business, including but not limited to, its activities as an insurer and employer. Further, the Commissioner of Insurance of the Commonwealth of Puerto Rico, as well as other Federal and Puerto Rico government authorities regularly make inquiries and conduct investigations concerning the Corporation’s compliance with applicable insurance and other laws and regulations.

         Based on the information currently known by the Corporation’s management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have a material adverse effect on the Corporation’s financial position, results of operations and cash flows. However, given the inherent unpredictability of these matters, it is possible that an adverse outcome in certain matters could, from time to time, have an adverse effect on the Corporation’s operating results and/or cash flows (see Item 8).

         (2)  Guarantee Associations — To operate in Puerto Rico, insurance companies, such as TSM’s insurance subsidiaries, are required to participate in guarantee associations, which are organized to pay policyholders contractual benefits on behalf of insurers declared to be insolvent. These associations levy assessments, up to prescribed limits, on a proportional basis, to all member insurers in the line of business in which the insolvent insurer was engaged. No assessments were levied against the Corporation during the years 2001, 2000 and 1999. As of December 31, 2001, the Corporation maintains an accrual of $785 thousand for possible future assessments. It is the opinion of management that any possible future guarantee association assessments will not have a material effect on the Corporation’s operating results and/or cash flows.

Critical Accounting Policies

         The accounting policies described in the following paragraphs are the policies the Corporation considers critical in preparing its consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimates are made. However, as described below, these estimates could materially change if different information or assumptions are used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of the significant accounting policies used by the Corporation in preparing its financial statements is included in note 2 of the notes to the audited consolidated financial statements (see Exhibit 1 (F-6)).

Revenue Recognition and Allowance for Doubtful Receivables

         The Corporation’s revenue is principally derived from premiums and fees billed to customers in the health, property and casualty and life and disability insurance businesses. Subscriber premiums on health insurance policies are billed in advance of their respective coverage period, and the related revenue is recorded as earned during the coverage period. Premiums on property and casualty contracts are recognized as earned on a pro rata basis over the policy term. The portion of premiums related to the period prior to the end of coverage is recorded in the consolidated balance sheets as unearned premiums and is transferred to premium revenue as earned. Life insurance premiums are reported as earned when due.

         The Corporation estimates the amount of uncollectible receivables in each period and establishes an allowance for doubtful receivables. The amount of the allowance is based on management’s evaluation of the aging of accounts and such other factors that deserve current recognition. Actual results could differ from those estimates. A significant change in the level of uncollectible accounts would have a significant effect on the Corporation’s results of operations.

Claim Liabilities

         Claims processed, incomplete and unreported losses for subscriber benefits for health insurance policies represent the estimated amounts to be paid to providers based on experience and accumulated statistical data. Loss-adjustment expenses related to such claims are currently accrued based on estimated future expenses necessary to process such claims.

         TSI contracts with various IPAs for certain medical care services provided to the Healthcare Reform’s subscribers. The IPAs are compensated based on a capitation basis. TSI retains a portion of the capitation payments to provide for incurred but not reported losses. Total withholdings and capitation payable are recorded in the consolidated financial statements as part of the liability for claims processed and incomplete, and for future policy benefits.

         The liability for losses and loss-adjustment expenses for STS represents individual case estimates for reporting claims and estimates for unreported losses, net of any salvage and subrogation based on past experience, modified for current trends and estimates of expenses for investigating and settling claims.

         The liability for future policy benefits is based on the amount of benefits contractually determined for reported claims, and on estimates, based on past experience modified for current trends for unreported claims.

         The above liabilities are necessarily based on estimates and, while management believes that the amounts are adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in the consolidated statements of operations of the current year.

Investments

         The Corporation classifies its debt and marketable equity securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near future. Securities classified as held to maturity are those securities in which the Corporation has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

         Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization, or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in operations. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from operations and reported as a separate component of other comprehensive income (loss) until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains and losses are recognized in operations for transfers into trading securities. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of other comprehensive income (loss). The unrealized holding gains or losses included in the separate component of other comprehensive income (loss) for securities transferred from available for sale, to held to maturity are maintained and amortized into operations over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

         The Corporation regularly monitors the difference between the costs and estimated fair value of their investments. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. If investments experience a decline in value that is deemed to be other than temporary, the security is written down to fair value with a charge to operations and a new cost basis for the security is established. Testing for impairment of investments requires significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other than temporary are the key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. The current economic environment and recent volatility of securities markets increase the difficulty of determining fair value and assessing investment impairment. The same influences tend to increase the risk of potentially impaired assets.

         The Corporation seeks to match the maturities of invested assets with the payment of expected liabilities. By doing this, the Corporation attempts to make cash available as payments become due. If a significant mismatch of the maturities of assets and liabilities were to occur, the impact on the Corporation’s results of operations could be significant.

         Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividends and interests income are recognized when earned.

         Realized gains and losses from the sale of available-for-sale securities are included in operations and are determined on a specific-identification basis.

Recently Issued Accounting Standards

         In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. This statement also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

         The Corporation adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, are not amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142.

         Upon adoption of SFAS No. 142, the Corporation is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Corporation will be required to reassess the useful lives and residual values of all intangible assets acquired and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Corporation will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

         In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the statement requires the Corporation to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Corporation must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Corporation will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent that the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit’s goodwill may be impaired and the Corporation must perform the second step of the transitional impairment test.

         The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, the Corporation must compare the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Corporation’s consolidated statement of operations.

         As of the date of adoption of SFAS No. 142, the Corporation expects to have unamortized goodwill in the amount of $426 thousand, which will be subject to the transition provisions of SFAS No. 142. Because of the extensive effort needed to comply with adopting SFAS No. 141 and SFAS No. 142, it is not practicable to reasonably estimate the impact of adopting the statements on the Corporation’s consolidated financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

         In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Corporation to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Corporation also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003.

         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued

operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Corporation is required to adopt SFAS No. 144 on January 1, 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Corporation is exposed to certain market risks that are inherent in the Corporation’s financial instruments, which arise from transactions entered into in the normal course of business. The Corporation does not enter into derivative financial instrument transactions to manage or reduce market risk or for speculative purposes, but is subject to market risk on certain of its financial instruments. The Corporation must effectively manage, measure and monitor the market risk associated with its invested assets and interest rate sensitive liabilities. It has established and implemented comprehensive policies and procedures to minimize the effects of potential market volatility.

Market Risk Exposure

         The Corporation has exposure to market risk mostly in its investment activities. For purposes of this disclosure, “market risk” is defined as the risk of loss resulting from changes in interest rates and equity prices. Analytical tools and monitoring systems are in place to assess each one of the elements of market risks.

         As in other insurance companies, investment activities are an integral part of the Corporation’s business. Insurance statutes regulate the type of investments that the insurance segments are permitted to make and limit the amount of funds that may be invested in some types of securities. Due to these statutes and regulations as well as due to business and investment strategies, the Corporation has a well-diversified investment portfolio with good asset quality and a large portion invested in investment-grade, fixed income securities.

         The Corporation’s investment philosophy is to maintain a largely investment-grade fixed income portfolio, provide adequate liquidity for expected liability durations and other requirements, and maximize total return through active investment management.

         The Corporation evaluates the interest rates risk of its assets and liabilities regularly, as well as the appropriateness of investments relative to its internal investment guidelines. The Corporation operates within these guidelines by maintaining a well-diversified portfolio, both across and within asset classes. Investment decisions are centrally managed by investment professionals based on the guidelines established by management. The Corporation has a Finance Committee, composed of members of the Board of Directors, which monitors and approves investment policies and procedures. The investment portfolio is managed following those policies and procedures.

         The Corporation’s investment portfolio is predominantly held is U.S. treasury securities, obligations of U.S. government instrumentalities, obligations of state and political subdivisions, and obligations of the Commonwealth of Puerto Rico and its instrumentalities, which comprise approximately 70% of the total portfolio value in the year 2001. Of this 70% of total portfolio value, approximately 17% is composed of United States of America agency-backed mortgage backed securities and collaterized mortgage obligations. The remaining balance of the investment portfolio consists of an equity securities portfolio that replicates the S&P 500 Index, a corporate bonds portfolio and investments in strong local stocks from well-known financial institutions. The Corporation has a large single issuer equity concentration in Popular, Inc., which is the holding company of the largest local commercial bank in Puerto Rico. As of December 31, 2001, the carrying value of the Corporation’s investment in Popular, Inc. amounted to $37.7 million, which represents 9.0% of total investments and 20.3% of stockholders’ equity.

         The Corporation measures market risk related to its holdings of invested assets and other financial instruments utilizing a sensitivity analysis. This analysis estimates the potential changes in fair value of the instruments subject to market risk. The sensitivity analysis was performed separately for each of the Corporation’s market risk exposures related to its trading and other than trading portfolios. This sensitivity analysis is an estimate and should not be viewed as predictive of the Corporation’s future financial performance. The Corporation cannot assure that its actual losses in any particular year will not exceed the amounts indicated in the following paragraphs. Limitations related to this sensitivity analysis include:

•	The market risk information is limited by the assumptions and parameters established in creating the related sensitivity analysis, including the impact of prepayment rates on mortgages;

•	The model assumes that the composition of assets and liabilities remains unchanged throughout the year.

         Accordingly, the Corporation uses such models as tools and not as a substitute for the experience and judgment of its management and Board of Directors.

Interest Rate Risk

         The Corporation’s exposure to interest rate changes results from its significant holdings of fixed maturities. Fixed maturities include U.S. and Puerto Rico government bonds, securities issued by government agencies, corporate bonds and mortgage-backed securities. Investments subject to interest rates risk are located within the Corporation’s trading and other than trading portfolios. The Corporation is also exposed to interest rate risk from its two variable interest credit agreements and from its individual retirement accounts.

Equity Price Risk

         The Corporation’s investments in equity securities expose it to equity price risks, for which potential losses could arise from adverse changes in the value of equity securities. Financial instruments subject to equity prices risk are located within the Corporation’s trading and other than trading portfolios.

Risk Measurement

Trading Portfolio

         The Corporation’s trading securities are a source of market risk. As of December 31, 2001, the Corporation’s trading portfolio is composed of investments in publicly traded common stock (approximately 57% of total portfolio value) and investments in corporate bonds (approximately 43% of total portfolio value). The securities in the trading portfolio are high quality, diversified across industries and readily marketable. Trading securities are recorded at fair value, changes in the fair value of these securities are included in operations. The fair value of the investments in trading securities is exposed to both interest rate risk and equity price risk.

         (1)  Interest Rate Risk – The Corporation has evaluated the net impact to the fair value of its fixed income investments using a combination of both statistical and fundamental methodologies. From these shocked values, a resultant market price appreciation/depreciation can be determined after portfolio cash flows are modeled and evaluated over an instantaneous 100, 200 and 300 basis points (bp) rate shifts. Techniques used in the evaluation of cash flows include Monte Carlo simulation through a series of probability distributions over 200 interest rate paths. Necessary prepayment speeds are compiled using Salomon Brothers Yield Book, which sources numerous factors in deriving speeds, including but no limited to: historical speeds, economic indicators, street consensus speeds, etc. Securities evaluated under the aforementioned scenarios include mostly private label structures, provided that cash flows information is available. The following table sets forth the result of this analysis for the year ended December 31, 2001.

(dollar amounts in thousands)
	Expected	Amount of	%
Change in Interest Rates	Fair Value	Decrease	Change

Base Scenario	$38,431	—	0.00%

+100 bp	$36,478	(1,953)	(5.08)%

+200 bp	$34,701	(3,730)	(9.71)%

+300 bp	$33,078	(5,353)	(13.93)%

         The Corporation believes that an interest rate shift in a 12-month period of 100 bp represents a moderately adverse outcome, while a 200 bp shift is significantly adverse and a 300 bp shift is unlikely given historical precedents.

         (2)  Equity Price Risk – The Corporation’s equity securities in the trading portfolio are comprised primarily of publicly traded common stock. Assuming an immediate decrease of 10% in the market value of these securities as of December 31, 2001, the hypothetical loss in the fair value of these investments is estimated to be approximately $5.1 million.

Other than Trading Portfolio

         The Corporation’s available-for-sale and held-to-maturity securities are also a source of market risk. As of December 31, 2001 approximately 88% and 100% of the Corporation’s investments in available-for-sale and held-to-maturity securities, respectively, consisted of fixed income securities. The remaining balance of the available-for-sale portfolio is comprised of equity securities. Available-for-sale securities are recorded at fair value, changes in the market value of these securities, net of the related tax effect, are excluded from operations and are reported as a separate component of other comprehensive income (loss) until realized. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization, or accretion of premiums or discounts. The fair value of the investments in the other than trading portfolio is exposed to both interest rate risk and equity price risk.

         (1)  Interest Rate Risk – The Corporation has evaluated the net impact to the fair value of its fixed income investments using a combination of both statistical and fundamental methodologies. From these shocked values a resultant market price appreciation/depreciation can be determined after portfolio cash flows are modeled and evaluated over an instantaneous 100, 200 and 300 bp rate shifts. Techniques used in the evaluation of cash flows include Monte Carlo simulation through a series of probability distributions over 200 interest rate paths. Necessary prepayment speeds are compiled using Salomon Brothers Yield Book, which sources numerous factors in deriving speeds, including but no limited to: historical speeds, economic indicators, street consensus speeds, etc. Securities evaluated under the aforementioned scenarios include, as it relates to the Corporation, mortgage pass-through certificates and collateralized mortgage obligations of U.S. agencies, and private label structures, provided that cash flows information is available. The following table sets forth the result of this analysis for the year ended December 31, 2001.

(dollar amounts in thousands)
	Expected	Amount of	%
Change in Interest Rates	Fair Value	Decrease	Change

Base Scenario	$290,043	—	0.00%

+100 bp	$278,413	(11,630)	(4.01)%

+200 bp	$267,725	(22,318)	(7.69)%

+300 bp	$257,182	(32,861)	(11.33)%

         The Corporation believes that an interest rate shift in a 12-month period of 100 bp represents a moderately adverse outcome, while a 200 bp shift is significantly adverse and a 300 bp shift is unlikely given historical precedents. Although the Corporation classifies 88% of its fixed income securities as available-for-sale, the Corporation’s cash flows and the intermediate duration of its investment portfolio should allow it to hold securities until their maturity, thereby avoiding the recognition of losses, should interest rates rise significantly.

         The Corporation is subject to interest rate risk on its two credit agreements with a commercial bank and on its individual retirement accounts (IRA). Shifting interest rates do not have a material effect on the fair value of these instruments. The two credit agreements have a variable interest rate structure, which reduces the potential exposure to interest rate risk. The IRA accounts have short-term interest rate guarantee which also reduces the accounts’ exposure to interest rate risk.

         (2)  Equity Price Risk – The Corporation’s equity securities in the available-for-sale portfolio are comprised primarily of stock of several Puerto Rico financial institutions. Assuming an immediate decrease of 10% in the market value of these securities as of December 31, 2001, the hypothetical loss in the fair value of these investments is estimated to be approximately $3.8 million.

Item 3. Properties

         As part of the Reorganization, TSM acquired the real estate owned by TSI prior to the Reorganization. This real estate includes the seven story (including the basement floor) building located at 1441 F.D. Roosevelt Avenue, in San Juan, Puerto Rico where the main office of TSM, TSI and ISI are located, and the adjacent two buildings, one that houses TCI and certain offices of TSI, and the adjacent parking lot. In addition, TSM is the owner of five floors of a fifteen-story building located at 1510 F.D. Roosevelt Avenue, in Guaynabo, Puerto Rico. These floors house the Internal Auditing Office of the Corporation, SVTS, STS and some divisions of TSI.

         In addition to the properties described above, TSM or its subsidiaries are parties to leases that are entered into in the ordinary course of business.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         The only outstanding voting securities of TSM are shares of its Common Stock, par value $40.00 per share. As of April 1, 2002, there were 9,633 shares of Common Stock outstanding.

         The following tables set forth, as of April 1, 2002, certain information concerning ownership of each class of equity securities of TSM by: (i) each current director individually, (ii) candidates for election as Director of TSM at its Annual Meeting of stockholders to be held on April 28, 2002, (iii) the President and Chief Executive Officer of TSM and the four highest compensated officers of the Corporation other than the President and Chief Executive Officer, (iv) the President of each of the TSM’s subsidiaries, and (v) all current directors and executive officers of the Corporation. The management of TSM knows of no person or group that owns more than 5% of the equity securities of TSM. Each of the persons and groups listed below has sole voting (if applicable) and investment power with respect to the securities shown.

		Percentage of
	Amount of Beneficial	Outstanding
Name of Beneficial Owner or Identity of Group	Ownership	Voting Securities

Dr. Fernando L. Longo	2	**

Dr. Fernando J. Ysern-Borrás	1	**

Ms. Carole Acosta-Grubb*	1	**

Dr. Valeriano Alicea-Cruz	2	**

Mr. José Arturo Alvarez-Gallardo*	1	**

Mr. Mario S. Belaval*	1	**

Dr. Arturo Córdova-López	1	**

Mr. José Davison-Lampón, Esq.*	1	**

Dr. Porfirio E. Díaz-Torres	3	**

Ms. Sonia Gómez de Torres, CPA*	1	**

Mr. Héctor Ledesma*	1	**

Mr. Vicente J. León-Irizarry, CPA*	1	**

Mr. Juan José León-Soto, Esq.*	1	**

Dr. Wilfredo López-Hernández	2	**

Dr. Wilmer Rodríguez-Silva	15	**

Dr. Jesús R Sánchez-Colón	1	**

Mr. Manuel Suárez-Méndez, P.E.*	1	**

Mr. Miguel A. Vázquez-Deynes*	1	**

Dr. Jaime L. Velasco	5	**

Dr. Manuel A. Marcial-Seoane***	1	**

Ms. Adamina Soto-Martínez, CPA***	0	0

Dr. Alejandro E. Franco-Linares	4	**

Mr. Earl M. Harper	0	0

Dr. Luis A. Marini-Mir	2	**

Mr. Roberto O. Morales, Esq	0	0

Mr. Luis M. Pimentel-Zerbi	0	0

Mr. Héctor R. Ramos, Esq	0	0

*	These directors are stockholders of TSM as a result of the requirement under the TSM’s Articles of Incorporation that requires directors to hold at least one qualifying share of Common Stock TSM.

**	Less than 1%

***	Ms. Adamina Soto-Martínez and Dr. Manuel A. Marcial-Seone are candidates for election as director of TSM at the annual meeting of stockholders.

	Amount of Beneficial	Outstanding
Name of Beneficial Owner or Identity of Group	Ownership	Voting Securities

Ms. Socorro Rivas, CPA	0	0

Mr. Juan José Román, CPA	0	0

Mr. Ramón M. Ruiz, CPA	0	0

Mr. Carlos D. Torres-Díaz	0	0

Total Shares owned by Current Directors and

Current Executive Officers, as a group	49	**

**	Less than 1%

Item 5. Directors and Executive Officers

         TSM is administered by its Board of Directors, which in accordance with its Articles of Incorporation and By-Laws, currently consists of nineteen directors. Groups of directors are elected on a staggered basis every three years at the annual ordinary stockholders’ meeting. The last election of directors by stockholders was on April 28, 2002. The Board of Directors may appoint new directors to fill the vacancies that occur when a director cannot continue in the Board of Directors for any reason. The new director will serve for the term that the former director was elected. TSM’s President and Chief Executive Officer is appointed by the Board of Directors and hold office at it’s the Board’s discretion. Scheduled meetings of TSM’s Board of Directors are held at least once a month. Special Board meetings are held when by the Chairman of the Board or by at least five Board members.

         Listed below are the Corporation’s current directors and executive officers:

Triple-S Management Corporation

Directors of Triple-S Management Corporation

Name:	Age:	Office:

Dr. Fernando J. Ysern-Borrás	46	Director and Chairman

Dr. Wilmer Rodríguez-Silva	48	Director and Vice-Chairman

Dr. Valeriano Alicea-Cruz	56	Director

Mr. José Arturo Alvarez-Gallardo	59	Director

Mr. Mario S. Belaval	63	Director

Dr. Arturo Córdova-López	58	Director and Assistant Secretary

Mr. José Davison Lampón, Esq	68	Director

Dr. Porfirio E. Díaz-Torres	60	Director

Ms. Sonia Gómez de Torres, CPA	66	Director and Assistant Treasurer

Mr. Héctor Ledesma	73	Director

Mr. Vicente J. León-Irizarry, CPA	63	Director and Treasurer

Mr. Juan José León-Soto, Esq	59	Director

Dr. Fernando L. Longo	62	Director

Dr. Wilfredo López-Hernández	58	Director

Dr. Manuel Marcial Seoane	47	Director

Mr. Ramón Ruiz, CPA	45	Director

Dr. Jesús R Sánchez-Colón	46	Director and Secretary

Ms. Adamina Soto Martínez, CPA	54	Director

Mr. Manuel Suárez-Méndez, P.E	56	Director

Executive Officers Triple-S Management Corporation

Name:	Age:	Office:

Mr. Ramón M. Ruiz, CPA	45	President and Chief Executive Officer

Mr. Héctor R. Ramos, Esq	54	Senior Vice President for Corporate Affairs

Mr. Juan José Román, CPA	37	Vice President and Chief Financial Officer

         TSM is a holding company that conducts its business through its wholly owned subsidiaries: TSI, SVTS, STS, ISI and TCI. The following is a list of the directors and executive officers of each subsidiary:1

Triple-S, Inc.

Directors of Triple-S, Inc.

Name:	Age:	Office:

Dr. Fernando J. Ysern-Borrás	46	Director and Chairman

Dr. Wilmer Rodríguez-Silva	48	Director and Vice-Chairman

Dr. Valeriano Alicea-Cruz	56	Director

Mr. José Arturo Alvarez-Gallardo	59	Director

Mr. Mario S. Belaval	63	Director

Dr. Arturo Córdova-López	58	Director and Assistant Secretary

Mr. José Davison Lampón, Esq	68	Director

Dr. Porfirio E. Díaz-Torres	60	Director

Ms. Sonia Gómez de Torres, CPA	66	Director and Assistant Treasurer

Mr. Héctor Ledesma	73	Director

Mr. Vicente J. León-Irizarry, CPA	63	Director and Treasurer

Mr. Juan José León-Soto, Esq	59	Director

Dr. Fernando L. Longo	62	Director

Dr. Wilfredo López-Hernández	58	Director

Dr. Manuel Marcial Seoane	47	Director

Mr. Ramón Ruiz, CPA	45	Director

Dr. Jesús R Sánchez-Colón	46	Director and Secretary

Ms. Adamina Soto Martínez, CPA	54	Director

Mr. Manuel Suárez-Méndez, P.E	56	Director

Executive Officers of Triple-S, Inc.

Name:	Age:	Office:

Ms. Socorro Rivas, CPA	54	President and Chief Executive Officer

Mr. Earl M. Harper	43	Senior Vice President and Chief Operating Officer

Dr. Alejandro E. Franco-Linares	63	Senior Vice President, Medical, Dental and Professional Affairs Division

Mr. Jaime R. Pericás-Alfaro	37	Vice President, Sales and Marketing Division

[1] In addition to the shares owned by TSM, each director owns a qualifying share in order to be director of the subsidiaries. The amount of shares owned by directors is minimal.

Seguros de Vida Triple-S, Inc.

Directors of Seguros de Vida Triple-S, Inc.

Name:	Age:	Office:

Dr. Fernando J. Ysern-Borrás	46	Director and Chairman

Dr. Wilfredo López-Hernández	58	Director and Vice-Chairman

Ms. Adamina Soto Martínez, CPA	54	Director

Ms. Sonia Gómez de Torres, CPA	66	Director and Treasurer

Dr. Fernando L. Longo	62	Director

Mr. Roberto O. Morales, Esq	58	Director

Dr. Wilmer Rodríguez-Silva	48	Director and Secretary

Mr. Manuel Suárez-Méndez, P.E	56	Director

Mr. Ramón Ruiz, CPA	45	Director

Executive Officers of Seguros de Vida Triple-S, Inc.

Name:	Age:	Office:

Mr. Roberto O. Morales, Esq	58	President

Seguros Triple-S, Inc.

Directors of Seguros Triple-S, Inc.

Name:	Age:	Office:

Mr. Manuel Suárez-Méndez, P.E	56	Director and Chairman

Dr. Wilfredo López-Hernández	58	Director and Vice Chairman

Ms. Adamina Soto Martínez, CPA	54	Director and Treasurer

Dr. Arturo Córdova-López	58	Director and Secretary

Dr. Porfirio E. Díaz-Torres	60	Director

Mr. Vicente J. León-Irizarry, CPA	63	Director

Dr. Fernando L. Longo	62	Director

Mr. Luis M. Pimentel-Zerbi	46	Director

Mr. Ramón Ruiz, CPA	45	Director

Executive Officers of Seguros Triple-S, Inc.

Name:	Age:	Office:

Mr. Luis M. Pimentel-Zerbi	46	President

Mr. A. Eduardo Arroyo	62	Executive Vice President and Chief Operating Officer

Ms. Eva G. Salgado	45	Vice President, Underwriting Department

Interactive Systems, Inc.

Directors of Interactive Systems, Inc.

Name:	Age:	Office:

Mr. Mario S. Belaval	63	Director and Chairman

Mr. Vicente J. León-Irizarry, CPA	63	Director and Vice Chairman

Dr. Valeriano Alicea-Cruz	56	Director

Mr. José Arturo Alvarez-Gallardo	59	Director and Treasurer

Mr. Juan José León-Soto, Esq	59	Director and Secretary

Dr. Fernando L. Longo	62	Director

Dr. Jesús R Sánchez-Colón	46	Director

Mr. Carlos D. Torres-Díaz	43	Director

Mr. Ramón Ruiz, CPA	45	Director

Executive Officers of Interactive Systems, Inc.

Name:	Age:	Office:

Mr. Carlos D. Torres-Díaz	43	President

Mr. Ramón De La Torre	46	Vice President

Triple-C, Inc.

Directors of Triple-C, Inc.

Name:	Age:	Office:

Dr. Wilmer Rodríguez-Silva	48	Director and Chairman

Dr. Auturo Córdova-López	58	Director and Vice-Chairman

Ms. Adamina Soto Martínez, CPA	54	Director and Treasurer

Dr. Manuel Marcial Seoane	47	Director

Mr. José Davison-Lampón, Esq	68	Director and Secretary

Ms. Sonia Gómez de Torres, CPA	66	Director and Assistant Treasurer

Dr. Fernando L. Longo	62	Director

Dr. Luis A. Marini-Mir	53	Director

Dr. Jesús R. Sánchez-Colón	46	Director

Mr. Manuel Suárez-Méndez, P.E	56	Director and Assistant Secretary

Mr. Ramón Ruiz, CPA	45	Director

Executive Officers of Triple-C, Inc.

Name:	Age:	Office:

Dr. Luis A. Marini-Mir	53	President

Mr. Fernando Rivera-Rivera	50	Acting Executive Vice President

Dr. Sarah López-Torres	50	Vice President, Medical and Dental Affairs Division

         Listed below is certain biographical information of the directors of TSM showing their past experience in the last five years.

Dr. Fernando J. Ysern-Borrás is currently the Chairman of the Board of TSM. He has served as director of TSM since 1999. Dr. Ysern-Borrás also serves as Chairman of the Board and director of SVTS, and since 1998 as director of TSI. Since 1986, Dr. Ysern-Borrás has worked in the Grupo Pediátrico de Caguas. He has worked in several hospitals and has been the Chair of the Pediatric Department in the Inter-American Hospital of Advanced Medicine. He has held positions as Assistant Professor at the University of Puerto Rico School of Medicine and the San Juan Bautista School of Medicine, Adolescent Medicine Fellowship Director at the Caguas Regional Hospital, President of the Health and Social Welfare Commission, Member of the Puerto Rico Medical Association and the American Academy of Pediatrics, and Member of the Caguas Municipal Assembly. Dr. Ysern holds a B.S. from the University of Puerto Rico, Mayagüez Campus, and a M.D. from the University of Puerto Rico School of Medicine.

Dr. Wilmer Rodríguez-Silva is currently the Vice-Chairman of the Board of Directors of TSM. He has served as director of TSM since 1999 and Secretary of TSM from 1999 to 2002.. In addition, he serves as Vice Chairman and director of TSI and TCI, and is a director and Secretary of SVTS. Dr. Rodriguez-Silva is the Chief of the Gastrointestinal Section of the San Pablo Medical Center and has held such position in the last five years. He is also a member of the American College of Physicians, the American Gastroenterology Association, the American Society for Gastrointestinal Endoscopy, the Puerto Rico Medical Association, the Puerto Rico Society for Gastroenterology, and the American College of Gastroenterology. Dr. Rodriguez-Silva holds a B.S. from the University of Puerto Rico and M.D. from the University of Puerto Rico School of Medicine.

Dr. Valeriano Alicea-Cruz has served as director of TSM since 2000. He is also a director of TSI and ISI. Dr. Alicea is an ophthalmologist with a private practice since 1975. Dr. Alicea has offices in two municipalities of Puerto Rico. He was President of the Puerto Rico Medical Association, and has served in the Medical Board of the Department of Transportation and Public Works, the Board of Directors of Ojos, Inc., the Puerto Rico Medical Association, the American Academy of Ophthalmology, the Puerto Rican Society of Ophthalmology, and the Pan-American Association of Ophthalmology. Dr. Alicea holds a B.S. from the University of Puerto Rico, an M.D. from the University of Puerto Rico School of Medicine and a Postgraduate Degree in Ophthalmology from the Puerto Rico Medical Center and affiliate hospitals.

Mr. José Arturo Alvarez-Gallardo has served as director of the Corporation since 2000. He is also a director of TSI and director and Treasurer of ISI. Mr. Alvarez-Gallardo has served in various positions within Mendez & Co., Inc. since 1964. He served as Vice President of the Grocery Division of Mendez & Co., Inc. from 1979 to 1997, and has been the President of said company since January 1998 to the present. He has been a member of the Board of Directors of Mendez & Co., Inc., Bamco Products Corporation, International Shipping Agency, Menaco Corporation, and Mendez Realty, Inc. Mr. Alvarez-Gallardo holds a B.A. in Business Administration from Iona College.

Mr. Mario S. Belaval has served as director of TSM since 1999. He is also director of TSI since

1999 and Chairman of the Board and director of ISI. From January 2002 to present, he serves as consultant to Miradero Capital Partners; from February 1997 to February 2001 served as consultant to the Economic Development Bank of Puerto Rico, and from December 1996 to December 2001 he served as Chairman of the Board of Bacardí Corporation. Mr. Belaval has been a director of the Puerto Rico Investors Tax-Free Fund since March 1995, of the Tax Free Puerto Rico Fund since February 2001, and of UBS-US PWPR IRA Select Growth and Income Puerto Rico Fund since April 1998. Mr. Belaval holds a B.S. in Economics from Franklin and Marshall College in Pennsylvania.

Dr. Arturo Córdova-López has served as director and Assistant Secretary of TSM since 1999. He also serves as director and Assistant Secretary of TSI, as director and Secretary of STS, and director of TCI. Dr. Cordova-Lopez has served as a Staff Pneumologist and Critical Care Consultant at Pavia Hospital from 1990 to the present. In addition, Dr. Cordova-Lopez is an associate professor of medicine at the University of Puerto Rico School of Medicine since 1986. Before 1995, he was the President of the Medical Faculty at Pavia Hospital. He is a member of the American Thoracic Society, the American College of Physicians, the American Lung Association, the College of Physicians and Surgeons of Puerto Rico, and the American College of Chest Physicians (ACCP), where he is currently the Governor for Puerto Rico for the ACCP. He holds a Bachelor’s Degree in Science in Electrical Engineering from the University of Puerto Rico, an M.D. from the same institution, and a Master in Science in Epidemiology from the Harvard University School of Public Health. He is Board Certified in internal medicine, pulmonary diseases, critical care medicine and managed care medicine.

Mr. José Davison-Lampón, Esq. has served as director of TSM since 1999. He is also a director of TSI since 1998 and director and Secretary of TCI. Mr. Davison-Lampon is a litigating attorney and public notary in Puerto Rico in the private practice since 1969. His practice is focused on medical malpractice, representing doctors, diagnostic centers, and hospitals. Mr. Davison-Lampon holds a Juris Doctor from the Inter American University of Puerto Rico.

Dr. Porfirio E. Díaz-Torres has served as director of the Corporation since 2000. He is also a director of TSI and STS. Since 1988 to the present Dr. Diaz serves as the Director of the Cardiology Division of the Cardiology and Nuclear Center in San Juan, Puerto Rico. Dr. Diaz is also the President of Old Harbor Brewery of Puerto Rico Inc. and Di’Rome Productions Inc., Vice President of the Inter-American College of Cardiology, Past President of the Puerto Rican Society of Cardiology, active member of the American College of Cardiologists, American Medical Association. Also, active in the medical staff of Centro Cardiovascular de Puerto Rico y del Caribe, Auxilio Mutuo Hospital, and San Francisco Hospital. Dr. Diaz-Torres holds a B.A. in Business Administration from the University of Puerto Rico and an M.D. degree from Universidad Central del Este, Dominican Republic.

Ms. Sonia Gómez de Torres, CPA has served as director and Assistant Treasurer of TSM since 1999. Ms. Gómez also serves as director of TSI since 1995. Currently, she is Assistant Treasurer of TSI and TCI, and director and Treasurer of SVTS. Ms. Gómez is a Certified Public Accountant and was an accounting professor at the University of Puerto Rico. She is a member of the American Institute of Certified Public Accountants (AICPA) where she has served as Council member and in its International Qualification Appraisal Board Committee. Ms. Gómez is a member of the National

Association of State Board of Accountancy (NASBA) and has served in the CPE Advisory Committee. She is a member and past president of the Puerto Rico State Society of CPA. She holds a B.A. from the University of Puerto Rico and a Masters in Business Administration from New York University, with a major in accounting and a minor in finance.

Mr. Héctor Ledesma has served as director of TSM since 1999. He is also a director of TSI since 1997. Mr. Ledesma is a private financial consultant. He retired in 1990 from Banco Popular de Puerto Rico where he served as president.

Mr. Vicente J. León-Irizarry, CPA has served as director of TSM since 2000. He is currently the Treasurer of TSM. He is also a director of TSI and STS and director and Vice Chairman of ISI. Since January 2002, he is a business consultant and a Certified Public Accountant. From February 2000 to December 2001, he served as consultant of Falcón Sánchez & Associates, a Certified Public Accountants firm; from January 1999 to February 2000 he acted as a business consultant and certified public accountant; and in 1998 was a partner of KPMG Peat Marwick LLP. Mr. León-Irizarry is a member of the Puerto Rico Society of Certified Public Accountants. Mr. León-Irizarry holds a B.A. in Accounting from the University of Puerto Rico and has participated in the KPMG LLP’s continuing education programs and the Harvard Business Program.

Mr. Juan José León-Soto, Esq. has served as director of TSM since 1999. He is also a director of TSI since 1995 and director and secretary of ISI. Mr. León-Soto is an IT Consultant and President of Information Consulting Services, Inc. since July 2000. From January 1996 to July 2000, he was associated to AVANT Technologies, Inc. He has been Chairman of the Private Industry Council Board (1997-2000), and the Local Workforce Investment Board (since 2000) of the Caguas-Guayama Consortium under JTPA and WIA federal laws, respectively. Mr. León-Soto holds a B.A. in Sciences and a Juris Doctor from the University of Puerto Rico.

Dr. Fernando L. Longo is a director of TSM since 1999. He also served as Chairman of the Board of TSM since form 1999 to 2002. Dr. Longo also serves as director of TSI since 1997, and currently, he is TSI’s Chairman of the Board. He is a director of all TSM’s subsidiaries. He has been a member of the American Medical Association, the Society of Military ENT, the Puerto Rican Medical Association and a Junior Member in the American Academy of Facial Plastic and Reconstructive Surgery. Dr. Longo holds a B.S. from the University of Puerto Rico. He also holds an M.D. degree from the School of Medicine of the University of Puerto Rico and a specialty degree in Otolaryngology from the San Juan Municipal Hospital training. He is a fellow of the American Academy of Otolaryngology, Head and Neck Service. Presently, he is the Secretary of the Board of Hospital San Pablo in Bayamón, Puerto Rico, and holds a private practice in otolaryngology in Bayamón, Puerto Rico.

Dr. Wilfredo López-Hernández has served as director of the Corporation since 1999. He is also a director of TSI and Vice Chairman and director of STS and SVTS. Dr. Lopez has a medical private practice since 1979. He was an associate professor at the Puerto Rico School of Medicine, an Associate Professor at the San Juan Bautista School of Medicine, and Chief of Service at San Rafael Hospital. He has been a member of the Puerto Rico Urological Association, Societe International D’ Urologie, American Confederation of Urology, and the American Urological Association. He holds a

B.S. from the University of Puerto Rico, an M.D. from the University of Santiago Compostela, Spain, and Specialty in Urology from the University of Puerto Rico School of Medicine.

Mr. Ramón Ruiz-Comas, CPA has served as director of TSM, TSI, STS, SVTS, ISI and TCI since May 2002. Mr. Ruiz-Comas is currently the President and Chief Executive Officer of TSM. He was appointed to that position on May 2002. Mr. Ruiz-Comas served as Executive Vice President of TSM from 2001 to 2002 and Senior Vice President and Chief Financial Officer of TSM from 1999 to 2001. Prior to that, he was Senior Vice President and Chief Financial Officer of TSI from 1995 to 1999 and Vice President and Chief Financial Officer of TSI from 1990 to 1995.

Dr. Manuel Marcial-Seoane was elected as director of TSM on April 28, 2002 and currently serves as director of TSM and TSI. Dr. Marcial Seoane is currently a clinical and surgical pathologist. Dr. Marcial-Seoane has directed the Pathological Service Units of Hospital Ramón Ruiz Arnau and Hospital Pavia and Clinicas Las Americas, Las Marias Reference Laboratories and University Pathologists. Dr. Marcial is a graduate of the University of Puerto Rico School of Medicine and holds post-doctorate studies in pathology from Harvard Medical School and Brigham and Women’s Hospital.

Dr. Jesús R Sánchez-Colón has served as Director of TSM since 2000. He is also a Director of TSI, TCI and ISI. Dr. Sánchez-Colón is a dentist in private practice since 1982. He is a member of the College of Dental Surgeons of Puerto Rico. He has been a member of the Board of Directors of the Corporation for the Economic Development of the City of San Juan, Delta Dental Plan of Puerto Rico, and B. Fernández & Hermanos. Dr. Sánchez-Colón holds a B.A. in Psychology from St. Louis University, a D.M.D. from the University of Puerto Rico, and a Post Graduate General Practice Residency.

Ms. Adamina Soto-Martínez, CPA was elected as director of TSM on April 28, 2002 and currently serves as director of TSM and TSI. She is currently a partner and a founding member of the firm Kevane Soto Pasarell Grant Thornton, LLP, certified public accountants. Ms. Soto-Martínez is a member of the Puerto Rico State Society of Certified Public Accountants and the American Institute of Certified Public Accountants. Ms. Soto-Martínez is a graduate of the University of Puerto Rico.

Mr. Manuel Suárez-Méndez, P.E. has served as director of TSM since 1999. He is also director of TSI since 1998, director of SVTS and Chairman of the Board and director of STS. Currently, he is a director and Assistant Treasurer of TCI. Since 1972, Mr. Suárez-Méndez acts as Vice President and Partner of R.B. Construction, S.E. He has been a member of the Puerto Rico College of Engineers, the Home Builders Association, the National Society of Professional Engineers, the Associated General Contractors of America, the American Concrete Institute and the Construction Specifications Institute. Mr. Suárez-Méndez holds a B.S. in Civil Engineering from the CAAM, University of Puerto Rico, Mayagüez Campus, and a Post Graduate studies in Urban Planning from the University of Puerto Rico.

         Listed below is certain biographical information of certain executive officers of the Corporation.

Name	Work Experience in the last Five Years

Mr. Ramón M. Ruiz, CPA	President and Chief Executive Officer of TSM since May 2002; Executive Vice President of TSM from 2001 to 2002; Senior Vice President and Chief Financial Officer of TSM from 1999 to 2001; Senior Vice President and Chief Financial Officer of TSI from 1995 to 1999; and Vice President and Chief Financial Officer of TSI from 1990 to 1995.

Mr. Héctor R. Ramos	Senior Vice President for Corporate Affairs of TSM since 1999 and Senior Vice President of TSI from 1995 to 1999.

Mr. Juan José Román, CPA	Finance Vice President and Chief Financial Officer of TSM since 2002, Executive Vice President of TCI from 1999 to 2002; and Vice President of Finance of TCI from 1996 to 1999.

Ms. Socorro Rivas, CPA	President and Chief Executive Officer of TSI since May 2002; General Manager and Executive Vice President of TSI from 1999 to 2002 and Executive Vice President of TSI from 1990 to 1999.

Mr. Earl M. Harper	Senior Vice President and Chief Operating Officer of TSI since 1999 and Senior Vice President of the Medicare Division of TSI from 1992 to 1999.

Dr. Alejandro E. Franco-Linares	Senior Vice President of the Medical, Dental and Professional Affairs Division of TSI since 1996.

Mr. Jaime R. Pericás-Alfaro	Vice President of the Sales and Marketing Division of TSI since 2001 and Sales Representative of TSI from 1994 to 2001.

Mr. Roberto O. Morales-Tirado, Esq	President of SVTS since 2000; Consultant to SVTS from 1998 to 2000; and President and Chief Executive Officer of AIG Life Insurance Company of Puerto Rico from 1993 to 1998.

Mr. Luis M. Pimentel-Zerbi	President of STS since 1990.

Name	Work Experience in the last Five Years

Mr. A. Eduardo Arroyo	Executive Vice President and Chief Operating Officer of STS since 1996.

Ms. Eva G. Salgado	Vice President of the Underwriting Department of STS since 1997 and Senior Vice President of the Underwriting Department of Integrand Assurance Company from 1979 to 1996.

Mr. Carlos D. Torres-Díaz	President of ISI since 1996.

Mr. Ramón De La Torre	Vice President of ISI since 1996.

Dr. Luis A. Marini-Mir	President of TCI since 1999; Dental Director of TSI’s Medical; Dental and Professional Affairs Division from 1998 to 1999; and Dean of the University of Puerto Rico Dental School from 1993 to 1997.

Mr. Fernando Rivera-Rivera	Acting Executive Vice President of TCI since 2002 and Vice President of Management Information Systems of TC from 1996 to present.

Dr. Sarah López-Torres	Vice President of the Medical and Dental Affairs Division of TCI since 2000; Medical Director of Utilization Management Department of TCI from 1997 to 1999; and Medical Director of the Corporación de Servicios Integrales de la Montaña since 1988 up to 1997.

TENURE OF DIRECTORS

         The Articles of Incorporation and By-Laws of TSM provide that the Board of Directors shall be divided into three groups, where directors of TSM shall be elected to serve terms of three years in a staggered manner. They also provide that with the exception of the President of TSM, directors can only serve a maximum of three terms of three years each (for total of nine years). The years of service as director of TSI prior to the Reorganization are taken into consideration as years of service in TSM Board of Directors when determining whether a director may continue as director of TSM.

         In addition, TSM has an outstanding policy adopted by the Board of Directors that establishes that the Chairman of the Board can only serve a term of three years.

BOARD OF DIRECTORS OF TSM AND ITS COMMITTEES

         The Board of Directors of TSM held twenty-three meetings during the year ended December 31, 2001. TSM has various standing committees as described below, in addition to other ad hoc committees. Mr. Mario S. Belaval and Mr. José Davison-Lampón, Esq. attended 61% and

74%, respectively, of the aggregate of the meetings (regular and special) of the Board of Directors of TSM held during the year 2001, which is less than 75%. However, both Mr. Belaval and Mr. Davison-Lampón attended more than 75% of the regular meetings of the Board of Directors of TSM held during the year 2001.

         The By-Laws of TSM provide that the Board of Directors of TSM shall have the following committees: (i) Executive Committee, (ii) Finance Committee, (iii) Audit Committee, (iv) Resolutions and Regulations Committee and (v) Nominations Committee.

         Executive Committee. The Executive Committee reviews and approves the following: (i) every plan, project or proposal which could affect standing policies and guidelines established by TSM; (ii) the budget for operational expenses of TSM and any amendment to said budget, (iii) salaries, incentive bonuses and other compensation of officers of TSM, and (iv) subject to the approval of the full Board of Directors, significant contracts, loans or other transaction, financial or otherwise, that would be material to TSM. The full Board of Directors is empowered to delegate other functions to the Executive Committee, provided it does not delegate to such committee the following: (i) the appointment or destitution of officers, (ii) propose amendments to TSM’s Articles of Incorporation and By-Laws, (iii) the approval of mergers or consolidations, (iv) make recommendations to stockholders in connection with the sale, lease or exchange of all or a substantial part of the assets of TSM, (v) the approval of resolutions recommending the liquidation or the revocation of the liquidation of TSM, (vi) the authorization of the issuance of capital stock and (vii) the creation of TSM’s subsidiaries. All actions taken by the Executive Committee shall be presented to the full Board of Directors in order to be ratified, modified or rejected.

         The members of the Executive Committee are: Dr. Fernando J. Ysern-Borrás, Dr. Jesús Sánchez Colón, Dr. Fernando L. Longo, Dr. Wilmer Rodríguez-Silva, Mr. José León-Soto, Esq., Mr. Vicente León, CPA and Mr. Ramón Ruiz, CPA. Dr. Fernando J. Ysern-Borrás serves as Chairman of the Executive Committee. The Executive Committee met eleven times during the year ended December 31, 2001.

         Finance Committee. The Finance Committee oversees all financial activities of the Corporation, provides guidance to the full Board of Directors in connection to finance matters, studies changes in the economic structure of TSM and evaluates financial procedures used by the Corporation.

         The members of the Finance Committee are: Mr. Vicente J. León-Irizarry, CPA, Mr. José Arturo Alvarez-Gallardo, Mr. Mario S. Belaval, Ms. Sonia Gómez de Torres, CPA, Dr. Fernando J. Ysern-Borrás, Mr. Héctor Ledesma, Mr. Juan José León-Soto, Esq., Dr. Wilfredo López-Hernández and Mr. Ramón Ruiz, CPA. Mr. Vicente J. León-Irizarry, CPA serves as Chairman of the Finance Committee. The Finance Committee met ten times during the year ended December 31, 2001.

         Audit Committee. The Audit Committee reviews the following matters: (i) compliance with internal controls of the Corporation, (ii) activities of the Internal Auditing Office, (iii) results from audits made by regulators, (iv) consolidated financial results of the Corporation, and (v) the annual report prepared by the Corporation’s external auditors. In addition, the Audit Committee selects and recommends for final approval by the full Board of Directors the public accounting firm to be the Corporation’s external auditors.

         The members of the Audit Committee are: Mr. Mario S. Belaval, Dr. Fernando J. Ysern-Borrás, Mr. José Davison-Lampón, Esq., Mr. Vicente J. León-Irizarry, CPA, Mr. Manuel Suárez-Méndez, P.E., Dr. Valeriano Alicea-Cruz, Mr. Héctor Ledesma and Ms. Adamina Soto Martínez, CPA. Mr. Mario S. Belaval serves as Chairman of the Audit Committee. The Audit Committee met six times during the year ended December 31, 2001.

         Resolutions and Regulations Committee. The Resolutions and Regulations Committee regularly reviews the Articles of Incorporation of the Corporation and By-Laws of the Corporation in order to propose amendments or resolutions related to institutional corporate issues. In addition, the Committee also evaluates the resolutions proposed or presented by TSM’s stockholders.

         The members of the Resolutions and Regulations Committee are: Mr. Juan José León-Soto, Esq., Dr. Fernando J. Ysern-Borrás, Dr. Valeriano Alicea-Cruz, Dr. Porfirio Díaz-Torres, Dr. Wilmer Rodríguez-Silva, Dr. Arturo Córdova-López, Mr. José Davison-Lampón, Esq., Dr. Jesús Sánchez-Colón, Dr. Fernando L. Longo and Mr. Ramón Ruiz, CPA. . Mr. Juan José León-Soto, Esq. serves as Chairman of the Resolutions and Regulations Committee. The Resolutions and Regulations Committee met twelve times during the year ended December 31, 2001.

         Nominations Committee. The Nominations Committee makes recommendations to TSM’s Board of Directors of qualified candidates to fill Board’s vacancies, for TSM’s President and for Director of the Internal Auditing Office of the Corporation. In addition, the committee regularly establishes and reviews criteria to be considered in connection with the nomination of candidates to the Board of Directors.

         The members of the Nominations Committee are: Dr. Arturo Córdova-López, Mr. José Arturo Alvarez-Gallardo, Mr. Mario S. Belaval, Dr. Wilfredo López-Hernández, Dr. Manuel Marcial Seoane, Dr. Wilmer Rodríguez-Silva, Mr. Manuel Suárez-Méndez, P.E., Mr. Ramón Ruiz, CPA and Dr. Fernando J. Ysern-Borrás. Dr. Arturo Córdova-López serves as Chairman of the Nominations Committee. The Nominations Committee met two times during the year ended December 31, 2001.

Item 6. Executive Compensation

COMPENSATION OF DIRECTORS

         During fiscal year 2001, the Chairman of the Board of TSM received a fee of $350 for each Board of Directors meeting attended. Each director of TSM received a fee of $250 for each Board of Directors meeting attended, and $200 for each committee meeting attended. The president of each committee of the Board of Directors of TSM received a fee of $300 for each meeting , which he or she attended and presided. Only directors who are not employees of TSM receive fees for attendance to Board of Directors meetings or committee meetings.

         During fiscal year 2001, the Chairman of the Board of TSI received a fee of $300 for each Board of Directors meeting attended. Each director of TSI received a fee of $200 for each Board of Directors meeting attended, $150 for each committee meeting attended. The president of each committee of the Board of Directors of TSI received a fee of $250 for each meeting of the committee, which he or she attended and presided. Only directors who are not officers employees of TSI receive fees for attendance at Board of Directors meetings or committee meetings.

         During fiscal year 2001, the Chairmen of the Boards of SVTS, STS, TCI and ISI received a fee of $300 for each Board of Directors meetings attended. Each director of SVTS, STS, TCI and ISI received a fee of $200 for each of their respective Board of Directors meetings attended. Only directors who are not officers of SVTS, STS, TCI and ISI receive fees for attendance at their respective Board of Directors meetings.

         In addition to the fees described above, directors of the Corporation receive health insurance free of charge. Former directors of the Corporation who has served at least six years also receive health insurance free of charge. In case of directors that are currently serving as directors of TSM, such coverage also includes spouses and dependants. Furthermore, directors of the Corporation also receive as additional compensation a per diem amount of $300 for every day the director is unable to work at his or her office as a result of travel or having to appear at activities or engagements of the Corporation.

ANNUAL COMPENSATION

         The following table sets forth the annual compensation for TSM’s President and Chief Executive Officer, the Presidents of the subsidiaries and the Corporation’s four other most highly compensated executive officers for the years ended December 31, 1999, 2000 and 2001.

SUMMARY COMPENSATION TABLE

		Annual Compensation

	Year	Salary(a)	Bonus(b)	Other(c)

Mr. Miguel A. Vázquez-Deynes(1)	2001	$391,656	$40,070	$34,407

President & CEO	2000	$428,135	$17,148	$31,627

Triple-S Management Corporation	1999	$464,250	$177,995	$27,764

Mr. Luis Pimentel-Zerbi	2001	$176,552	$90,227	$22,251

President	2000	$164,953	$43,249	$21,795

Seguros Triple-S, Inc.	1999	$153,432	$80,774	$20,986

Ms. Socorro Rivas, CPA(2) General Manager and Executive Vice	2001	$234,713	$30,916	$30,280

President	2000	$224,324	$33,666	$28,002

Triple-S, Inc.	1999	$176,247	$73,583	$15,344

Mr. Alejandro Franco, MD (3)	2001	$214,745	$32,103	—

Senior Vice President	2000	$202,589	$31,086	—

Triple-S, Inc.	1999	$202,589	$72,099	—

Mr. Ramón M. Ruiz, CPA (4)	2001	$171,889	$36,476	$20,460

Executive Vice President	2000	$143,569	$22,700	$19,271

Triple-S Management Corporation	1999	$129,950	$48,118	$9,507

Mr. Luis Marini-Mir, DMD (5)	2001	$158,388	$23,337	$24,709

President	2000	$147,592	$21,595	$27,625

Triple-C, Inc.	1999	$96,105	$12,110	$4,716

Mr. Roberto O. Morales, Esq. (6)	2001	$147,904	$14,990	$21,783

President	2000	$158,126	$—	$9,574

Seguros de Vida Triple-S, Inc.	1999	$100,690	$—	$—

Mr. Carlos Torres (7)	2001	$115,046	$18,281	$16,681

President	2000	$112,812	$18,097	$16,343

Interactive Systems, Inc.	1999	$84,201	$40,521	$8,775

a)	Salaries before deductions. Salaries paid include any liquidation of vacations.

b)	Includes Christmas bonus, performance bonus, and payments for any portion of sick leave license not used.

c)	Includes company car and other fringe benefits.

1)	Mr. Vázquez’s salary includes amounts deferred of $60,000, $15,000, and $50,000 during the years 2001, 2000, and 1999, respectively.

2)	Ms. Rivas’s salary includes amounts deferred of $42,000, $43,784, and $59,343 during the years 2001, 2000, and 1999, respectively.

3)	Mr. Franco’s salary includes amounts deferred of $7,600 and $15,600 during the years 2000 and 1999, respectively.

4)	Mr. Ruiz’s salary includes amounts deferred of $13,000, $2,400 and $1,600 during the years 2001, 2000, and 1999, respectively.

5)	Mr. Marini’s salary includes amounts deferred of $30,000 during the years 2001 and 2000, respectively and $2,500 in 1999.

6)	Mr. Morales commenced to work for SVTS on June 2000. Previously to being appointed President of SVTS, Mr. Morales was a consultant to SVTS and TSI. Salary information for years 2000 and 1999 include $87,499 and $100,690, respectively, for services paid as consultant.

7)	Mr. Torres’s salary includes amounts deferred of $15,000, $5,665 and $6,998 during 2001, 2000, and 1999, respectively.

PENSION PLAN

         The Corporation sponsors a noncontributory defined-benefit pension plan for all of its employees who are age 21 or older and have completed one year of service. Pension benefits begin to vest after five years of vesting service, as defined, and are based on years of service and final average salary, as defined. The funding policy is to contribute to the plan as necessary to meet the minimum funding requirements set forth in the Employees Retirement Income Security Act of 1974, as amended, plus such additional amounts as the Corporation may determine to be appropriate from time to time.

         The following table sets forth the estimated annual benefits that would become payable under the Retirement Plan based upon certain assumptions as to annual basic salary levels and years of service. The amount payable in this table are not necessarily representative of amounts that may actually become payable under the Retirement Plan. The amounts represent the benefits upon retirement on December 31, 2001, of a participant at age 65.

	Pension Plan Table

	Years of Service

Remuneration*	15	20	25	30	35

125,000	37,500	50,000	62,500	75,000	75,000

150,000	45,000	60,000	75,000	90,000	90,000

175,000	52,500	70,000	87,500	105,000	105,000

200,000	60,000	80,000	100,000	120,000	120,000

225,000	67,500	90,000	112,500	135,000	135,000

250,000	75,000	100,000	125,000	150,000	150,000

300,000	90,000	120,000	150,000	180,000	180,000

400,000	120,000	160,000	200,000	240,000	240,000

450,000	135,000	180,000	225,000	270,000	270,000

500,000	150,000	200,000	250,000	300,000	300,000

*	Final average earnings

Compensation covered by the plan

The highest average annual rate of pay from any five consecutive calendar year period out of the last ten years. The annual rate of pay in the year of termination is included.

List of executive officers

	2001	Credited
	Covered	Service
Name	Compensation	as of 12/31/2001

Mr. Miguel A. Vázquez-Deynes	428,334	11.96

Mr. Luis Pimentel-Zerbi	175,224	11.71

Ms. Socorro Rivas, CPA	250,000	19.97

Mr. Alejandro Franco, MD	214,745	5.56

Mr. Ramón M. Ruiz, CPA	148,400	11.56

Mr. Luis A. Marini-Mir, MD	162,000	3.91

Mr. Roberto Morales, Esq		1.56

Mr. Carlos Torres	117,907	11.69

Basis for computation of benefits

         The single life annuity benefit is equal to 2% of the final average earnings multiplied by Plan and Association Service up to 30 years, minus prior plan benefit (if any). The accrued benefit cannot be less than the benefit calculated considering Employer Service only. The benefits are not subject to any deduction for Social Security. The Corporation also has a Supplemental Retirement Program. This program covers benefits in excess of the United States Internal Revenue Code limits that apply to the qualified program.

Item 7. Certain Relationships and Related Transactions

         TSI and other subsidiaries of TSM have contractual arrangements regarding management and technical assistance. Furthermore, in the ordinary course of business, TSI, SVTS, and STS are providers of insurance to Méndez & Co., where one of the corporation’s directors has a direct business interest. The terms of the agreements with Méndez & Co., Inc. are terms usual and comparable to the terms of agreements with companies which have no persons associated with said companies serving as directors of the Corporation.

         Directors of the Corporation that are medical doctors or dentists are service providers of TSI in the ordinary course of their business as medical doctors and dentists. The terms of said agreements as service providers of TSI are no different from agreements with medical doctors and dentists that are not directors of the Corporation.

         From time to time, in the normal course of business, the Corporation enters into certain transactions with its subsidiaries. Transactions between subsidiaries are considered arms-length and charges are set at levels similar to the ones that would be charged to unrelated parties. The following is a description of significant transactions between the Corporation and its subsidiaries:

•	On August 31, 1999, TSM lent to TSI $26 million pursuant to the provisions of Article 29.30 of the Insurance Code of Puerto Rico. This loan bears an interest rate of 130 basis points over LIBOR per year. The loan is payable on demand; however, pursuant to the requirements established by the Commissioner of Insurance, the parties agreed that no payment of the total principal nor the interest due on the loan will be made without first obtaining written authorization from the Commissioner of Insurance with at least sixty days prior to the proposed payment date. Interest charged on this loan during the years ended December 31, 2001, 2000, and 1999 was $1,436, $2,036, and $554, respectively.

•	TSM leases TSI, STS, and SVTS the office premises occupied by each subsidiary. The real estate leased includes the seven story (including the basement floor) building located at 1441 F.D. Roosevelt Avenue, in San Juan, Puerto Rico where the main office of TSM, TSI and ISI are located, and the adjacent two buildings, one that houses TCI and certain offices of TSI, and the adjacent parking lot. In addition, TSM is the owner of five floors of a fifteen-story building located at 1510 F.D. Roosevelt Avenue, in Guaynabo, Puerto Rico. These floors house the principal offices of SVTS and STS, and some divisions of TSI. Rent charges to subsidiaries during the years ended December 31, 2001 and 2000 was $6,185 in each year. Rent charges to subsidiaries during 1999 was $5,510.

•	Effective October 1, 2001, TSI entered into a service agreement with TCI, for the administration of the Healthcare Reform segment operations in exchange for a service fee. The Healthcare Reform business was administered through a division of TSI until September 30, 2001. Service fees charged by this subsidiary during the year ended December 31, 2001 amounted to $9,601.

•	ISI provides data processing services to the Corporation. Service fees charged by this subsidiary during the years ended December 31, 2001, 2000, and 1999 amounted to $9,352, $9,050, and $9,196, respectively.

Item 8. Legal Proceedings

         On December 6, 1996, the Commissioner of Insurance issued an order to annul the sale of 1,582 shares of common stock held as treasury stock that TSI repurchased from the estate of deceased stockholders. TSI contested such order through administrative and judicial review processes. Consequently, the sale of 1,582 stocks was cancelled and the amount paid was returned to each former stockholder of the aforementioned stocks. During the year 2000, the Commissioner of Insurance issued a pronouncement providing further clarification of the content and effect of the order. The order also required that all corporate decisions undertaken by TSI through the vote of its stockholders on record, be ratified in a stockholders’ meeting or in a subsequent referendum. In November 2000, TSM, as the sole stockholder of TSI, ratified all such decisions. Furthermore, on November 19, 2000, TSM held a special stockholders’ meeting, where a ratification of these decisions was undertaken, except for the resolutions related to the approval of the Reorganization of SSS and its subsidiaries. This resolution did not reach the two-thirds majority required by the order because the number of stocks that were present and represented at the meeting were below such amount (total stocks present and represented in the stockholders’ meeting were 64%). As stipulated in the order, TSM began the process to conduct a referendum among its stockholders to ratify such resolution. The process was later suspended because upon further review of the scope of the order, the Commissioner of Insurance issued an opinion in a letter dated January 8, 2002 indicating that the ratification of the corporate reorganization was not required.

         The Commissioner of Insurance confirmed this position in a letter dated March 14, 2002 to TSI that states that there were no further corporate decisions requiring ratification and that the Commissioner’s order of December 6, 1996 had been complied with. It is the opinion of management and its legal counsels that the corporate reorganization as approved is in full force and effect. Two stockholders filed a petition for review before the Puerto Rico Circuit Court of Appeals, which petition has been opposed by TSI and by the Commissioner of Insurance.

         As of December 31, 2001, the Corporation was a defendant in various lawsuits arising out of the ordinary course of business. In the opinion of management and legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position and results of operations of the Corporation.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

         (a)  There is no established public trading market for the TSM’s Common Stock. Sporadic sales of TSM Common Stock are reduced to redemption sales with TSM at the shares $40.00 par value or at the amount originally paid by the stock, since the Common Stock of TSM is generally not transferable. See Item 11.

         (b)  The only outstanding voting securities of TSM are shares of its Common Stock, par value $40.00 per share. As of April 1, 2002, there were 9,633 shares of Common Stock outstanding. See Item 4. The number of holders of the Corporation’s common stock as of April 26, 2002 is 1,852.

         (c)  TSM has not declared nor paid any dividends since its incorporation. TSM does not expect to change its policy of not paying dividends during fiscal year 2002. However, TSM may change this policy in the future if corporate, business and regulatory factors favor such change and if stockholders vote to change the policy.

Item 10. Recent Sales of Unregistered Securities

         Not applicable.

Item 11. Description of Registrant’s Securities to be Registered

         The securities registered hereby are TSM’s $40.00 par value Common Stock. The authorized capital of TSM under its Articles of Incorporation is $500,000.00 represented by 12,500 shares of Common Stock with a par value of $40.00 per share. The Articles of Incorporation of TSM state that only medical doctors and dentists can become stockholders of TSM and that no person can hold more than twenty-one (21) shares of Common Stock nor five percent (5%) or more of the issued and outstanding shares of voting stock of TSM. Notwithstanding the above, since TSM resulted from the corporate reorganization of SSS, the Articles of Incorporation of TSM grandfathered Colegio de Cirujanos Dentistas de Puerto Rico, Hospital Bella Vista, Hospital Menonita and Sociedad Urológica del Centro as stockholders of TSM.

         In addition to these stockholders, TSM’s By-Laws require that the directors of TSM be stockholders of TSM. Directors of TSM that are not medical doctors or dentists are authorized to hold one share of Common Stock of TSM while serving as a director of TSM. Said shares are acquired without cash consideration and are returned back to TSM once the director ceases to be a director of TSM.

         Any Common Stock stockholder who wishes to sell or otherwise transfer his or her shares must first offer them to TSM in order for TSM to buy such shares from the stockholder. TSM can only buy back shares of Common Stock at the same price paid by the stockholder. The Articles of Incorporation of TSM also provide that shares of Common Stock may be ceded or bequeathed through a will, testament or otherwise to a descendant of the stockholder if such descendant is a medical doctor or dentist.

         Common stockholders of TSM have one voting right per share of Common Stock held and there is no cumulative voting. Amendments to the Articles of Incorporation of TSM require the affirmative vote of a two third (2/3) majority of the issued and outstanding shares of TSM. However, amendments to Article Five in connection with the Corporation’s authorized capital only require the affirmative vote of a simple majority of the issued and outstanding shares of TSM and amendments to Articles Six, Seven and subsection B of Article Eleven can only be amended with the affirmative vote of a three fourths (3/4) majority of the issued and outstanding shares of TSM.

Item 12. Indemnification of Directors and Officers

         At a meeting of the Board of Directors of the Corporation held on September 6, 2001, the Board authorized TSM to enter into indemnification agreements with directors of TSM in order to indemnify them in their capacity as directors of TSM in accordance with Article 4.08 of the General Corporations Law of Puerto Rico of 1995, as amended (the Corporation Law). Under Article 4.08 of the Corporation Law, TSM is authorized to indemnify each director of TSM for amounts paid in expenses, judgments, fines and settlements in connection with any action arising from his or her position as director of TSM if such director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of TSM, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. In addition, under the Corporation Law, TSM may indemnify each director of TSM for expenses incurred in defending against liability arising from actions taken in respect of his or her position if such actions were taken in good faith and in a manner reasonably believed to be in or not opposed to TSM’s best interests, the Corporation can also could advance to any directors the costs associated with any such action upon receipt of an undertaking by or on behalf of the director to repay such amount if it is ultimately determined that such director is not entitled to indemnification from TSM.

Item 13. Financial Statements and Supplementary Data

         The location of the consolidated financial statements is set-forth in Item 15 – Financial Statements and Exhibits.

Triple-S Management Corporation
Quarterly Financial Information

(Dollar amounts in thousands)

Quarters ended	March 31	June 30	September 30	December 31

		(in thousands)
2001

STATEMENT OF OPERATIONS DATA

Premiums earned, net	$278,464	275,902	288,760	308,047

Amounts attributable to self-funded arrangements	33,303	33,034	30,862	37,175

Less amounts attributable to claims under self-funded arrangements	(32,187)	(30,821)	(30,404)	(32,883)

Premiums earned and fee revenue	279,580	278,115	289,218	312,339

Net investment income	6,198	6,362	6,345	6,500

Net realized investment gain (loss)	809	1,571	2,995	(720)

Net unrealized investment gain (loss) on trading securities	(2,286)	(838)	(6,152)	5,651

Other income, net	48	4,484	26	151

Total revenue	$284,349	289,694	292,432	323,921

Net income	$4,166	5,555	2,557	9,437

Basic earnings per share (1):

If the Triple-S, Inc. operated as a for-profit organization	$0.33	0.40	0.26	0.56

If the Triple-S, Inc. operated as a not-for-profit organization	$0.27	0.27	0.25	0.26

2000

STATEMENT OF OPERATIONS DATA

Premiums earned, net	$273,890	279,669	269,586	265,018

Amounts attributable to self-funded arrangements	28,295	32,825	26,789	29,633

Less amounts attributable to claims under self-funded arrangements	(27,011)	(30,113)	(23,991)	(32,133)

Premiums earned and fee revenue	275,174	282,381	272,384	262,518

Net investment income	6,074	5,974	6,026	6,264

Net realized investment gain	1,375	3,023	489	1,490

Net unrealized investment gain (loss) on trading securities	1,979	(4,483)	905	(2,138)

Other income, net	(81)	(175)	(135)	7,943

Total revenue	$284,521	286,720	279,669	276,077

Net income (loss)	$(6,749)	(9,541)	4,961	9,817

Basic earnings per share (1):

If the Triple-S, Inc. operated as a for-profit organization	$(0.61)	(0.89)	0.49	0.94

If the Triple-S, Inc. operated as a not-for-profit organization	$0.18	0.18	0.21	0.36

(1)	Further details of the calculation of basic earnings per share are set forth in notes 2 and 21 to the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         There are no changes in or disagreements with accountants on accounting and financial disclosure. The Corporation’s independent accountants firm is KPMG LLP.

Item 15. Financial Statements and Exhibits

         (a)  Financial Statements and Financial Statements Schedules

KPMG LLP prepared the following financial statements of the Corporation:

Financial Statements	Description

F-1	Independent Auditors’ Report*

F-2	Consolidated Balance Sheets as of December 31, 2001 and 2000*

F-3	Consolidated Statements of Operations for the year ended December 31, 2001, 2000, and 1999*

F-4	Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2001, 2000, and 1999*

F-5	Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999*

F-6	Notes to Consolidated Financial Statements – December 31, 2001, 2000, and 1999*

*	Previously filed.

         The following are financial statement schedules of the Corporation. Schedule I – Summary of Investments was omitted because the information is disclosed in the notes to the consolidated financial statements. Schedule VI – Supplemental Information Concerning Property Casualty Insurance Operations was omitted because the schedule is not applicable to the Corporation.

Financial Statements
Schedules	Description

S-1	Schedule II – Condensed Financial Information of Registrant*

S-2	Schedule III – Supplementary Insurance Information*

S-3	Schedule IV – Reinsurance*

S-4	Schedule V – Valuation and Qualifying Accounts*

*	Previously filed.

         (b)  Exhibits:

Exhibits	Description

1.	Consolidated Financial Statements*

2.	Articles of Incorporation of TSM*

3.	By-Laws of TSM*

4.	List of Subsidiaries of the Corporation*

5.	Puerto Rico Health Insurance Contract for the Metro-North Region*

6.	Puerto Rico Health Insurance Contract for the North Region*

7.	Puerto Rico Health Insurance Contract for the North-West Region*

8.	Puerto Rico Health Insurance Contract for the South-West Region*

9.	Federal Employees Health Benefits Contract*

10.	Credit Agreement with FirstBank Puerto Rico in the amount of $41,000,000*

11.	Credit Agreement with FirstBank Puerto Rico in the amount of $20,000,000*

12.	Non-Contributory Retirement Program*

13.	Employment Contract with Dr. Alejandro Franco*

14.	License and other Agreements with Blue Shield*

*	Previously Filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIPLE-S MANAGEMENT CORPORATION

(Registrant)

By: /s/ Ramón M. Ruiz

Date: July 22, 2002	Ramón M. Ruiz

President